IM CANNABIS CORP.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, JULY 28, 2021

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

DATED JUNE 23, 2021

This management information circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult your financial, legal, tax or other professional advisor.

IM CANNABIS CORP.

Notice of Annual General and Special Meeting of Shareholders
July 28, 2021

Notice is hereby given that the annual general and special meeting (the "Meeting") of the holders of common shares of IM CANNABIS CORP. (the "Company") will be held virtually on Wednesday, July 28, 2021 at 10:00 a.m. (Toronto time) for the following purposes:

(1) to receive the Company's consolidated audited financial statements as at and for the financial years ended December 31, 2020 and 2019 and the auditors' report thereon, a copy of which is enclosed herewith if so requested or available on www.sedar.com;

(2) to fix the number of directors of the Company at five;

(3) to elect directors of the Company for the ensuing year;

(4) to appoint an auditor for the Company and to authorize the board of directors to fix their remuneration;

(5) to consider, and if deemed appropriate, approve, with or without variation, an ordinary resolution approving the Company's new stock option plan; and

(6) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular ("Circular") accompanying this Notice of Meeting.

Shareholders are invited to virtually attend the Meeting. Registered shareholders who are unable to virtually attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Non-registered shareholders who receive the Circular and form of proxy through an intermediary must deliver the voting form provided in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than Monday, July 26, 2021 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

i

VIRTUAL MEETING

To mitigate risks to the health and safety of the Company's shareholders, management, directors, employees and other stakeholders during the COVID-19 pandemic, the Company will follow provincial and federal government guidance and hold the Meeting in a virtual-only format.

Shareholders as of the close of business on June 7, 2021 (the "Record Date") will have an equal opportunity to participate at the Meeting by teleconference, regardless of geographic location.

Registered shareholders and proxyholders who have completed the Company's virtual meeting advance registration process will be able to attend the Meeting via teleconference and vote. Non-registered shareholders who appoint themselves as proxyholder through their intermediary will be permitted to attend the Meeting via teleconference and vote. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be permitted to attend the Meeting. This procedure is in place to ensure that the Company and its transfer agent can verify the identity of any voting shareholder at the Meeting. The Company and its transfer agent do not have a record of the Company's non-registered shareholders and, as a result, will have no knowledge of their shareholdings or entitlement to vote unless they appoint themselves as proxyholder.

In order to streamline the Meeting process, the Company encourages shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting materials and submitting them by no later than 10:00 a.m. (Toronto time) on July 26, 2021, the cut-off time for deposit of proxies prior to the Meeting.

Advance registration for the Meeting is required by emailing the following information to meeting@imcannabis.com: (a) the name of the registered shareholder in which common shares of the Company are held; (b) the proxy control number given in respect of such common shares of the Company (unless the person is registering as a proxyholder); and (c) an email address and/or telephone number at which a Company representative may contact such shareholder in order to provide the Meeting ID number and passcode, or request additional information, as necessary.

The teleconference number will only be provided to shareholders and proxyholders who complete the virtual meeting advance registration process using the instructions provided above.

It is the shareholders responsibility to ensure connectivity during the meeting and the Company encourages its shareholders to allow sufficient time to log in to the Meeting before it begins.

DATED the 23rd day of June, 2021.

By Order of the Board of Directors

"Oren Shuster"

OREN SHUSTER,
CHIEF EXECUTIVE OFFICER AND DIRECTOR

ii

IM CANNABIS CORP.

Management Information Circular
for the Annual General and Special Meeting of Shareholders
July 28, 2021

PROXIES

Solicitation of Proxies

This Management Information Circular (the "Circular") is furnished in connection with the solicitation, by or on behalf of the management of IM Cannabis Corp. (the "Company"), of proxies to be used at the Company's annual general and special meeting of the holders of common shares (the "Common Shares" or "Shares") to be held at 10:00 a.m. (Toronto time) on Wednesday, July 28, 2021 (the "Meeting") or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, or by the Company's transfer agent, Computershare Investor Services Inc. ("Computershare") at nominal cost. The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

The person(s) designated by management of the Company in the enclosed form of proxy are directors or officers of the Company. Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Company) other than the person(s) or company(ies) designated by management of the Company in the enclosed form of proxy to attend and act on the shareholder's behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

Registered shareholders who are unable to attend the Meeting in person are requested to read the Circular and the form of proxy which accompanies the Notice of Annual General Meeting of Shareholders (the "Notice of Meeting") and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company's transfer agent, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775 (North America) / 1-416-263-9524 (International), Attention: Proxy Department. Non-registered shareholders who receive the Circular and form of proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary. To be effective, proxies must be received by Computershare not later than Monday, July 26, 2021 at 10:00 a.m. (Toronto time), or in the case of any adjournment of the Meeting not later than 48 hours prior to the meeting, excluding Saturdays, Sundays and holidays, or any adjournment thereof.

Revocation of Proxy

A shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been held pursuant to its authority by an instrument in writing executed by the shareholder or by the shareholder's attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited at either the above mentioned office of Computershare by no later than 48 hours prior to the Meeting, excluding Saturdays, Sundays and holidays, or any adjournment or postponement thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Notwithstanding the foregoing, if a registered shareholder attends personally at the Meeting, such shareholder may revoke the proxy and vote in person.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions given on the form of proxy, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Advice to Beneficial Shareholders

The information set forth in this section is of importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. In many cases, Common Shares beneficially owned by a holder (a "Beneficial Holder") are registered either (a) in the name of an intermediary that the Beneficial Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or (b) in the name of a depository (such as Clearing and Depository Services Inc. or "CDS"). Beneficial Holders should note that only proxies deposited by shareholders who are registered shareholders (that is, shareholders whose names appear on the records maintained by the registrar and transfer agent for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Holder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, each Beneficial Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to forward meeting materials to Beneficial Holders, unless the Beneficial Holder has waived the right to receive them, and seek voting instructions from Beneficial Holders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Holders in order to ensure that their Common Shares are voted at the Meeting.

The voting instruction form supplied to such Beneficial Holders by their broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) on how to vote on behalf of the Beneficial Holder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada. Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Holders and asks Beneficial Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Holder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of Common Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker, CDS & Co. or another intermediary, the Beneficial Holder may attend the Meeting as proxyholder and vote the Common Shares in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder, should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

Beneficial Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of National Instrument 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Company or Computershare has sent the meeting materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common Shares on your behalf. The Company's OBOs can expect to be contacted by their respective intermediaries. The Company does not intend to pay for intermediaries to deliver the meeting materials to OBOs.

All references to shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES

Voting Shares

As at the close of business on June 7, 2021, the Company had 57,067,651 Common Shares outstanding, each carrying the right to one vote per share. Except as otherwise noted in this Circular, a simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote. All shareholders have the right to vote for directors. The persons named in the accompanying form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, those Common Shares will be voted in favour of ("FOR") all resolutions.

Record Date

The board of directors of the Company (the "Board of Directors" or the "Board") has fixed June 7, 2021 as the record date (the "Record Date") for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. Any holder of Common Shares of record at the close of business on the Record Date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting.

Principal Shareholders

To the knowledge of the directors and executive officers of the Company, as at the date of this Circular, no person beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the voting rights attached to the outstanding Common Shares of the Company except as stated below.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Oren Shuster	9,139,742	16.02%
Rafael Gabay	8,095,325	14.19%

MATTERS TO BE ACTED UPON AT MEETING

1. Financial Statements

The consolidated audited financial statements for the years ended December 31, 2020 and 2019 of the Company together with the auditors' report thereon have been delivered to the holders of Common Shares or are enclosed herewith. No formal action will be taken at the Meeting to approve the financial statements. If any holder of Common Shares has questions respecting the financial statements, the questions may be brought forward at the Meeting.

2. Fixing the Number of Directors

The Company is required to have a minimum of three directors. At the Meeting, shareholders will be asked to fix the number of directors of the Company at five.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the fixing of the number of directors of the Company at five.

3. Election of Directors

Under the articles of the Company, directors of the Company are elected annually. Each director will hold office until the next annual general meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the articles.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set forth below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the person(s) designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person's associates or affiliates as at the date of this Circular. The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective proposed nominees individually.

Nominee Name and Place of Residence	Present and Principal Occupation, Business or Employment for Previous 5 years	Became Director	Number of Common Shares beneficially owned, controlled or directed
Oren Shuster(3) Ra'anana, Israel	CEO of the Company since October 11, 2019; CEO of I.M.C. Holdings Ltd. since 2018; Co-CEO of Ewave Group Ltd. since 1999.	October 11, 2019	9,139,742
Marc Lustig(3) West Vancouver, British Columbia, Canada	Executive Chairman of the Company since December 2020; Director of Pharmacielo Ltd. since November 2020; Director of Cresco Labs Inc. since June 2020; Director of Trichome Financial Corp. since October 2019; Founder, Chairman and Chief Executive Officer of CannaRoyalty Corp. (dba Origin House) from 2016 to 2020.	October 11, 2019	871,008
Vivian Bercovici(1)(2)(3) Toronto, Ontario, Canada	Independent consultant and columnist; Managing Director, Israel and Europe of Nuuvera Inc. from March 2017 to March 2018; Canadian Ambassador to Israel from January 2014 to June 2016.	March 16, 2020	12,482
Haleli Barath(1)(2) Tel Aviv, Israel	Partner of BFP & Co. since 2009.	February 22, 2021	166,682
Brian Schinderle(1)(2) Illinois, USA

Founder and Manager of Solidum Capital since 2017; Executive Vice President of Finance of GHG Management (dba Grassroots Cannabis) from 2018 to 2020; Portfolio Manager of Balyasny Asset Management from 2009 to 2017.

		February 22, 2021	Nil

Notes

(1) Member of the Audit Committee.

(2) Member of Compensation Committee.

(3) Member of the Governance and Nomination Committee.

Biographies of Proposed New Directors

Brian Schinderle

Mr. Schinderle is the Founder and Managing Partner of Solidum Capital Advisors LLC ("Solidum"). Solidum invests its own capital and works in a merchant banking and advisory capacity with a select group of companies in the cannabis sector. In addition, from 2018 to 2020, Mr. Schinderle served as Executive Vice President of Finance of GR Companies Inc. (dba Grassroots Cannabis) ("Grassroots"), focusing on finance, strategy, capital markets, investor relations, mergers and acquisitions. In July 2020, Grassroots merged with Curaleaf Holdings, Inc. (CSE: CURA) in a transaction valued at approximately US$850 million. Prior to forming Solidum in 2017, Mr. Schinderle spent over 20 years in investment management, primarily investing in fixed income and equity assets via hedge funds, private equity and discretely managed funds. Mr. Schinderle currently serves on the advisory boards of Altitude Investments Inc. and AIM PLC, as well as the Board of Directors of Bazelet Americas, LLC.

Haleli Barath

Ms. Barath is the Co-founder and Senior Partner at BFP & Co., an Israel-based law firm. Ms. Barath has over 20 years' experience advising Israeli and international corporations on a wide range of sophisticated cross-border and domestic transactions. Ms. Barath advises Fortune 500 international corporations, funds and prominent early-stage start-ups and growth companies in Israel on a range of sectors including enterprise software, cybersecurity, fintech, biotech, cannabis and digital health and is an active partner in their development and growth. Ms. Barath is also the Co-founder and General Partner of Cerca Partners, a venture capital firm that invests in Israeli technology companies. Ms. Barath holds an LLB degree from the Hebrew University in Israel, is a member of the Israeli bar and lectures at universities and various business forums on topics ranging from corporate and business law to technology and regulatory matters.

Corporate Cease Trade Orders or Bankruptcies

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)  was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)  was the subject of a cease trade or similar order, or an order that denied such company access to any exemptions under applicable securities legislation that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No person proposed to be nominated for election as a director at the Meeting is or has been, within the preceding ten years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No person proposed to be nominated for election as a director at the Meeting is or has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

No proposed director of the Company has been subject to any: (a) penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

4. Appointment of Independent Auditors

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global ("Kost") are the current auditors of the Company. Kost were first appointed as auditors on January 16, 2020. At the Meeting, shareholders will be asked to vote for the appointment of Kost, as the Company's auditors, to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the Board of Directors.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Kost as the auditors of the Company, at a remuneration to be determined by the Board of Directors.

5. Approval of the New Stock Option Plan

At the Meeting, holders of Common Shares ("Shareholders") will be asked to consider and, if deemed advisable, authorize and approve a new stock option plan (the "New Stock Option Plan") proposed by the Company. The New Stock Option Plan is intended to supplement the restricted share unit plan (the "RSU Plan" and together with the New Stock Option Plan and the current stock option plan (the "Predecessor Option Plan"), the "Securities Based Compensation Arrangements"), provided that the aggregate issuances under all the Securities Based Compensation Arrangements do not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis on each date of grant.

As of the Record Date, there are 5,014,690 options of the Company (the "Options") outstanding under the Predecessor Option Plan, representing 8.8% of the outstanding Common Shares. Assuming the New Stock Option Plan is approved, an aggregate of 143,613 Options will be available for grant under the New Stock Option Plan (after taking into account the outstanding restricted share units (the "RSUs") and existing Options under the Predecessor Option Plan). The Options outstanding as of the date of this Circular, have a term as set out in each Option agreement. If the New Stock Option Plan is approved by Shareholders, the Predecessor Option Plan will continue to exist but only for the purpose of governing the terms of all outstanding Options that have already been issued under the Predecessor Option Plan before the adoption of the New Stock Option Plan. If the New Stock Option Plan is not approved by Shareholders, then the Predecessor Option Plan will continue to exist and Options will continue to be granted thereunder.

The purpose of the New Stock Option Plan is to provide the Company with the advantages of the incentive inherent in equity ownership on the part of directors, executive officers, employees and consultants (collectively, the "Eligible Persons") who are responsible for the continued success of the Company; to create in those Eligible Persons a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage Eligible Persons to remain with the Company and any subsidiaries; and to attract new employees, directors, officers and consultants.

The New Stock Option Plan will be administered by the Board, and the Board may delegate its powers, rights and obligations to a committee. The Company's compensation committee (the "Compensation Committee") will be responsible for determining which directors, officers, employees and consultants shall be granted Options.

The Board will have the authority to grant Options to Eligible Persons and subject to the policies of the Canadian stock exchange upon which the Common Shares principally trade, will determine the terms and conditions applicable to the exercise of those Options including the number of Shares issuable under each Option, the exercise price, the expiry date, vesting conditions, if any, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Common Shares acquired on exercise of the Option, and the events, if any, that give rise to a termination or expiry of the Option participant's rights under the Option, and the period in which such termination or expiry can occur. Notwithstanding the foregoing, the maximum term of any Option granted under the New Stock Option Plan will be ten years. Cashless exercises will be permitted under the New Stock Option Plan.

The total number of Common Shares that may be reserved for issuance to all directors and executive officers as a group under the New Stock Option Plan and any other Security Based Compensation Arrangements, in aggregate, will not exceed, at any time, or within any 12-month period, 10% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the New Stock Option Plan.

The total number of Common Shares that may be reserved for issuance and granted to any one Executive (as defined in the New Stock Option Plan) under the New Stock Option Plan and all other Securities Based Compensation Arrangements, in aggregate, will not exceed at any time, or within a 12-month period, 5% of the issued and outstanding Shares, on a non-diluted basis, as at the date of grant of any Options under the New Stock Option Plan.

The total number of Common Shares that may be reserved for issuance and granted to persons engaging in investor relations activities under the New Stock Option Plan and all other Securities Based Compensation Arrangements, in aggregate, will not exceed at any time, or within a 12-month period, 1% of the issued and outstanding Common Shares, on a non-diluted basis, as at the date of grant of any Options under the New Stock Option Plan.

Similar to the Predecessor Option Plan, annual shareholder approval will not required for the New Stock Option Plan. The Board may terminate the New Stock Option Plan at any time in its absolute discretion, without shareholder approval. If New Stock Option Plan is terminated, no further Options will be granted but the Options then outstanding will continue in full force and effect in accordance with the provisions of the New Stock Option Plan, until the time they are exercised or terminated or expire under the terms of the New Stock Option Plan and the applicable Option agreement. For the full text of the New Stock Option Plan, see Schedule "A".

At the Meeting, shareholders will be asked to pass an ordinary resolution approving, with or without variation, the New Stock Option Plan (the "Option Plan Resolution") in the following form.

"BE IT HEREBY RESOLVED as an ordinary resolution that:

1. the new stock option plan of the Company as described in the management information circular dated July 28, 2021 be and is hereby authorized and approved; and

2. any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

The foregoing ordinary resolution must be approved by a simple majority of the votes cast at the Meeting by the holders of Common Shares voting in person or by proxy and by a majority of disinterested shareholders represented at the Meeting in person or by proxy. To the knowledge of the Company, a total of 18,326,417 Common Shares (being approximately 32.11% of the issued and outstanding Common Shares) are held by shareholders who are considered interested by virtue of being insiders of the Company and who hold Options or may be granted Options.

The Board of Directors believes the passing of the above resolution is in the best interests of the Company and recommends that the holders of Common Shares and disinterested shareholders vote FOR the resolution. Unless otherwise directed, it is the intention of the persons designated in the enclosed form of proxy to vote FOR the Option Plan Resolution.

6. Other Business

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur, the management designees intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

STATEMENT OF EXECUTIVE COMPENSATION

Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, as at the date of this Circular whose total compensation was more than $150,000 for the financial year of the Company ended December 31, 2020, other than the Chief Executive Officer and Chief Financial Officer (collectively the "Named Executive Officers"), and for the directors of the Company.

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Circular sets out the objectives of the Company's executive compensation arrangements, the Company's executive compensation philosophy and the application of this philosophy to the Company's executive compensation arrangements.

When determining the compensation arrangements for the Named Executive Officers, the Board considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

In determining the compensation level for each executive, the Board looks at factors such as the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by other companies in the same industry as the Company, and pay equity considerations.

Elements of Compensation

The compensation paid to executive officers in any year consists of three (3) primary components:

1. base salary;

2. cash bonuses; and

3. long-term incentives.

The Company believes that making a significant portion of executive officers' compensation based on long-term incentives supports the Company's executive compensation philosophy, as these forms of compensation allow those most accountable for the Company's long-term success to acquire and hold the Company's shares. The key features of these two primary components of compensation are discussed below:

1. Base Salary

Base salary recognizes the value of an individual to the Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for executive officers are reviewed annually. Any change in the base salary of an executive officer is generally determined by an assessment of such executive's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

2. Cash Bonuses

Cash bonuses for the executive officers are determined by reference to the Company's actual performance relative to objectives and individual contributions toward such performance. All awards made to executive officers are subject to the review and approval of the Compensation Committee and the Board and are examined in absolute terms as well as in relation to peer company performance.

3. Long Term Incentives

Long term incentives, such as Options and RSUs are provided to focus management's attention on corporate performance over a period of time longer than one year in recognition of long term horizons for return on investments and strategic decisions. The number of Options and/or RSUs given to each executive officer is determined by his or her position, past contribution and potential future contributions to the Company and the number and terms of Options and RSU awards previously granted to the executive officer. The securities based awards, granted under the Predecessor Option Plan and RSU Plan, are reviewed by the Compensation Committee. The Compensation Committee determines a meaningful level of award for executive officers of the Company. The number of Options and RSUs are also influenced by the number of officers and key employees in the current year and the likelihood of grants in future years to officers and key employees since the aggregate number of Common Shares available for issuance pursuant to all Securities Based Compensation Arrangements cannot exceed 10% of the Company's issued Common Shares on a rolling basis.

Other than the RSU Plan, the Predecessor Option Plan and, if approved by shareholders at the Meeting, the New Option Plan, the Company does not have any other long term incentive plans pursuant to which securities or cash compensation is intended to serve as an incentive for performance over a period greater than one financial year.

The Compensation Committee and the Board have not formally assessed the implications of the risks associated with the Company's compensation policies and practices.

Under the stock trading policy adopted by the Company on November 26, 2020, as amended from time to time, executive officers and directors are strongly discouraged but are not prohibited from purchasing financial instruments, however the Company does not have any policies which prohibit the purchase of financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

Predecessor Option Plan

The Company currently has a Predecessor Option Plan, which is a 10% "rolling" stock option plan that was last approved by shareholders of the Company at a special meeting of the Company's shareholders held on December 16, 2020. If the New Stock Option Plan is approved by the Shareholders, then the Predecessor Option Plan will continue to exist but only for the purpose of governing the terms of all outstanding Options that have already been issued under the Predecessor Option Plan before the adoption of the New Stock Option Plan. The Predecessor Option Plan was established to provide incentive to qualified persons to increase their proprietary interest in the Company and thereby encourage their continuing participation and efforts in the affairs of the Company. It also allows the Company to reduce the proportion of executive compensation otherwise paid in cash and reallocate those funds to other corporate initiatives. The Predecessor Option Plan is administered by the Compensation Committee, and provides that the terms of the Options and the Option price may be fixed by the directors subject to the policies of the stock exchange on which the Common Shares are principally listed for trading. Pursuant to the Predecessor Option Plan, the Board may grant Options to acquire Common Shares to qualified directors, officers, employees and consultants. The Options vest according to the provisions of the individual option agreements approved by directors' resolutions and have a maximum life of ten years. Cashless exercises are permitted under the Predecessor Option Plan.

The Predecessor Option Plan allows for the issuance of up to 10% of the number of issued and outstanding Shares in combination with all other Securities Based Compensation Arrangements, from time to time. Option grants are also subject to the following limits:

  Options to acquire more than 2% of the issued and outstanding Common Shares of the Company may not be granted to any one consultant in any 12 month period;

  Options to acquire more than an aggregate of 1% of the issued and outstanding Common Shares of the Company may not be granted to persons providing investor relations activities in any 12 month period and such Options must vest in stages over 12 months with no more than one-quarter of such Options vesting in any three month period;

  Unless permitted by the CSE or approved by the disinterested shareholders of the Company:

    the maximum number of Options available for grant to any one individual in any 12 month period pursuant to the Predecessor Option Plan, together with any other Securities Based Compensation Arrangements, is 5% of the issued and outstanding Common Shares at the time of grant; and

    the maximum number of Common Shares which may be issuable at any time to insiders of the Company (as a group), pursuant to the Predecessor Option Plan, together with any other Securities Based Compensation Arrangements, is 10% of the issued and outstanding Common Shares at the time of grant. The maximum number of Options which may be granted within any 12 month period to insiders (as a group) pursuant to the Predecessor Option Plan, together with any other Securities Based Compensation Arrangements, is 10% of the issued and outstanding Common Shares.

Annual shareholder approval is not required for the Predecessor Option Plan. However, shareholder approval is required for any of the following amendments to the Predecessor Option Plan:

  increasing the aggregate number of Common Shares which may be issued under the Predecessor Option Plan;
  materially modifying the requirements as to the eligibility for participation in the Predecessor Option Plan which would have the potential of broadening or increasing insider participation;
  adding any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants under the Predecessor Option Plan; and
  materially increasing the benefits accruing to participants under the Predecessor Option Plan.

Shareholder approval is not be required for any amendments of a housekeeping nature, amendments to the vesting provisions of an Option or the Predecessor Option Plan or any amendments to the termination provisions of an Option or the Predecessor Option Plan which does not entail an extension beyond the original expiry date.

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment will be made by the Board or Compensation Committee in the number of Common Shares available under the Predecessor Option Plan and the number of Common Shares subject to any Option. If the foregoing adjustment results in a fractional Common Share, the fraction shall be rounded down to the nearest whole number. All such adjustments are conclusive, final and binding for all purposes of the Predecessor Option Plan.

RSU Plan

The RSU Plan was established to provide a financial incentive for employees, consultants and directors of the Company, to devote their best efforts towards the long-term success of the Company's business, by aligning qualified participants' financial interests with those of the Company and its shareholders, to assist the Company in attracting and retaining individuals with top-level talent, passion, ability, and an overall commitment to the business of the Company, and to ensure that the total compensation provided to such participants is at competitive levels. Accordingly, the RSU Plan is intended to supplement the Company's other Securities Based Compensation Arrangements provided that the aggregate issuances under the RSU Plan and all other the Securities Based Compensation Arrangements do not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis immediately prior to the proposed grant of the applicable RSUs. The RSU Plan was approved by shareholders at a special meeting of shareholders held on December 16, 2020.

The RSU Plan provides that RSUs may be granted by the Board, or if delegated to a committee of the Board, by the Compensation Committee, to directors, executive officers, employees and consultants of the Company (each an "RSU Participant"). The Compensation Committee determines from time to time the RSU Participants to whom RSUs are granted and the provisions and restrictions with respect to such grant. The Compensation Committee takes into consideration the present and potential contributions of and the services rendered by the particular RSU Participant to the success of the Company and any other factors which the Compensation Committee deems appropriate and relevant.

Each RSU entitles the RSU Participant, subject to the RSU Participant's satisfaction of any conditions, restrictions or limitations imposed under the RSU Plan or RSU grant letter, to receive: (i) one previously unissued Common Share for each RSU; or (ii) a cash payment equal to the number of RSUs multiplied by the fair market value of one Common Share on the vesting date; or (iii) a combination of (i) and (ii), as determined by the Board or Committee, on the date when the RSU is fully vested. Concurrent with the determination to grant RSUs to a RSU Participant, the Compensation Committee also determines the vesting schedule applicable to such RSUs, which shall extend no later than December 15th of the third calendar year following the calendar year in which the grant occurred in respect of the RSUs.

RSU grants are subject to additional limitations under the terms of the RSU Plan. Unless permitted by the Exchange or approved by disinterested shareholders:

(a) the maximum number of RSUs available for grant to any one person under the RSU Plan in a 12 month period is 5% of the total number of Common Shares then outstanding on a non-diluted basis; and

(b) the maximum number of Common Shares issuable to insiders of the Company as a group under the RSU Plan, together with any other Common Shares issuable under any other Securities Based Compensation Arrangements, shall not exceed at any time or within any 12 month period, 10% of the issued and outstanding Common Shares on a non-diluted basis at the time of grant.

Further, the total number of Common Shares issuable to any RSU Participant performing investor relations activities over any 12 month period, pursuant to the RSU Plan and together with any other Common Shares issuable under any other Securities Based Compensation Arrangements, cannot exceed 1% of the issued and outstanding number of Common Shares then outstanding at the time of grant.

The Board or the Compensation Committee, as the case may be, may terminate, discontinue or amend the Plan at any time, provided that, without the consent of an RSU Participant, such termination, discontinuance or amendment may not in any manner adversely affect such RSU Participant's rights under any RSU granted to such RSU Participant under the RSU Plan.

The Board or the Compensation Committee may, subject to the receipt of shareholder approval and the receipt of any regulatory approval including any stock exchange approval (where required), make the following amendments to the RSU Plan or RSUs under the RSU Plan:

(a) increase the number of Common Shares which may be issued pursuant to the RSU Plan, other than by virtue of a change in Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification which adjustment may be made by the Board or Committee for the number of Common Shares available under the RSU Plan and the number of Common Shares subject to RSUs;

(b) amend the definition of "Participant" under the RSU Plan which would have the potential of narrowing, broadening or increasing insider participation;

(c) amendments to cancel and reissue RSUs;

(d) amendments to this list of amendments to the RSU Plan or RSUs requiring requisite regulatory and shareholder approval and those subject to requisite regulatory approval (where required) but not subject to shareholder approval;

(e) amendments that extend the term of an RSU;

(f) amendments to the participation limits including: the maximum number of shares issuable under the RSU Plan, limitations on grants of RSUs to any one person in a 12-month period, grants within a one year period to insiders, and the number of shares issuable to a person providing investor relations activities in any 12-month period; and

(g) amendments to the RSU Plan that would permit RSUs, or any other right or interest of a RSU Participant under the RSU Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Compensation Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to Shareholder approval, in its sole discretion make all other amendments to the Plan or RSUs under the RSU Plan that are not of the type contemplated above, including, without limitation:

(a) amendments of a housekeeping nature;

(b) amendments to the vesting provisions of a RSU or the RSU Plan;

(c) amendments to the definitions, other than such definitions noted above;

(d) amendments to reflect changes to applicable securities laws; and

(e) amendments to ensure that the RSUs granted under the RSU Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a RSU Participant to whom a RSU has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a RSU Participant is assignable or transferable, and any such assignment or transfer in violation of the RSU Plan is deemed to be null and void.

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment will be made by the Board or Compensation Committee in the number of Common Shares available under the RSU Plan and the number of Common Shares subject to any RSUs. If the foregoing adjustment results in a fractional Common Share, the fraction shall be rounded down to the nearest whole number. All such adjustments are conclusive, final and binding for all purposes of the RSU Plan.

Performance Graph

The following graph compares the cumulative total Shareholder return by comparing a $100 investment in Common Shares on November 5, 2019 (the date the Company commenced trading on the Canadian Securities Exchange (the "CSE") following the completion of its reverse takeover transaction with I.M.C. Holdings Ltd.) to the cumulative shareholder return of the CSE Composite Index for the same period.

	November 5, 2019	December 2019	December 2020
IM Cannabis Corp.	100.00	53.04	391.56
CSE Composite Index	100.00	99.79	170.08

The Board is of the view that the Company's management, including each of the Named Executive Officers, delivered excellent value to shareholders in 2020. As evidenced by the performance graph above, the Common Shares significantly outperformed the CSE Composite Index during the year ended December 31, 2020. The trend shown in the above graph does not necessarily correspond to the Company's compensation to its Named Executive Officers for the period ended December 31, 2020 or for any prior fiscal periods. The Board considered the high-quality contributions by each executive in achieving notable milestones in business development and execution of the Company's strategic plans. Executive compensation during this period is reflective of the dedication and loyalty to grow the Company and to continue towards its goal of becoming a leading global premium cannabis producer and purveyor.

Share-Based and Option-Based Awards

The Company recognizes the importance of share-based and option-based awards for retaining employees and keeping them motivated. New grants to employees are made based on the role and position of the employee, with consideration given to the limits imposed by the Company's Securities Based Compensation Arrangements.

The role of the Compensation Committee is to review management's recommendations and provide feedback related to security based compensation. In 2020, the Company retained PricewaterhouseCoopers ("PwC") to provide guidance on share-based and option-based awards to top management and directors.

Compensation Governance

The Compensation Committee

The Compensation Committee is responsible for, among other things, developing and monitoring the Company's overall approach to compensation issues and implementing and administering a system of compensation that provides for competitive base salaries. The Compensation Committee conducts an annual review of the Company's compensation issues and practices, including corporate goals and objectives relative to the compensation of the CEO and other senior officers, and makes a comprehensive set of recommendations to the Board during each calendar year. The Compensation Committee is comprised of three independent directors, being Ms. Haleli Barath, Ms. Vivian Bercovici, and Mr. Brian Schinderle. During meetings of the Compensation Committee, the primary goal as they relate to compensation matters are to ensure that the compensation provided to the Named Executive Officers and other senior officers and Executives are determined with regard to the Company's business strategies and objectives, such that the financial interest of the executive officers are aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Company uses the benchmark method in order to determine the compensation for its directors and executive officers. Under the benchmark method, more than ten similar companies are reviewed in order to ensure that compensation to directors and executive officers is within the market range.

The Board looks to the past experience of each director in determining the composition of the Compensation Committee and strives to include a range of skills and experiences when making appointments to ensure the Compensation Committee is comprised of directors that act independently and think analytically about the Company's compensation practices. As a whole, each of the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling such directors in making informed decisions on the suitability of the Company's compensation policies and practices.

Executive Compensation-Related Fees

"Executive Compensation-Related Fees" consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Company's directors and executive officers. In August 2020, the Company retained PwC to act as its compensation advisor and to build a compensation plan for the Company's directors and executive officers. PwC billed the Company 36,200 NIS in Executive Compensation-Related Fees in the fiscal year ended December 31, 2020. PwC did not bill the Company any Executive Compensation-Related Fees in the fiscal year ended December 31, 2019.

All Other Fees

"All Other Fees" consist of fees for services that are billed by each consultant or advisor mentioned above and which are not reported under "Executive Compensation-Related Fees". PwC did not bill the Company for any other fees during the fiscal years ended December, 2020, and December 30, 2019.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6-Statement of Executive Compensation ("Form 51-102F6") under National Instrument 51-102-Continuous Disclosure Obligations) ("NI 51-102") sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the three most recently completed financial years of the Company in respect of the Named Executive Officers of the Company.

Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Oren Shuster(2) CEO and Director	2020	424,492	Nil	202,742	110,000	Nil	4,577	741,812
	2019	357,409	Nil	371,917	Nil	Nil	Nil	729,326
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shai Shemesh(3) CFO	2020	249,960	Nil	112,389	75,000	Nil	Nil	437,350
	2019	164,172	Nil	98,278	Nil	Nil	Nil	262,450
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Doron Reznick Master Grower	2020	438,623	Nil	97,366	190,000	Nil	36,575	762,565
	2019	358,396	Nil	Nil	Nil	Nil	12,901	371,297
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Yaron Berger(4) CEO of a Subsidiary	2020	307,390	Nil	168,574	75,000	Nil	19,348	570,312
	2019	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Richard Balla CEO of a Subsidiary	2020	410,595	Nil	25,748	Nil	Nil	Nil	436,343
	2019	220,148	Nil	66,945	Nil	Nil	Nil	287,093
	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes

(1) Financial years ended December 31 for 2020 and 2019, and April 30 for 2018.

(2) Mr. Shuster was appointed CEO and director of the Company on October 11, 2019.

(3) Mr. Shemesh was appointed CFO of the Company on October 11, 2019.

(4) Mr. Berger resigned on January 11, 2021.

Outstanding Option-Based Awards and Share-Based Awards

The following table is a summary of all outstanding option-based awards and share-based awards of Named Executive Officers as at December 31, 2020.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (2) (#)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Oren Shuster CEO and Director	62,500 500,000	$4.00 $1.60	June 9, 2025 January 4, 2029	$377,500 $4,220,000	Nil	Nil	Nil
Shai Shemesh CFO	37,500 62,500	$4.00 $1.60	June 9, 2025 April 7, 2029	$226,500 $527,500	Nil	Nil	Nil
Doron Reznick Master Grower	125,000	$4.00	June 9, 2025	$755,000	Nil	Nil	Nil
Yaron Berger(4) Subsidiary CEO	125,000	$4.00	June 9, 2025	$755,000	Nil	Nil	Nil
Richard Balla Subsidiary CEO	37,500	$1.60	July 7, 2029	$316,500	Nil	Nil	Nil

Notes

(1) Each option entitles the holder to purchase one Common Share.

(2) On February 12, 2021, the Company completed a consolidation of its Common Shares on a 4:1 basis. The figures reported in this table are presented on a 4:1 post-consolidation basis.

(3) Calculated using the closing market price of the Common Shares on the CSE on December 31, 2020 of $10.04 and subtracting the exercise price of in-the-money stock options, including unvested. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(4) Mr. Berger resigned on January 11, 2021.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2020 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Oren Shuster CEO	$202,742	Nil	Nil
Shai Shemesh CFO	$112,389	Nil	Nil
Doron Reznick Master Grower	$97,366	Nil	Nil
Yaron Berger(1) Subsidiary CEO	$168,574	Nil	Nil
Richard Balla Subsidiary CEO	$25,748	Nil	Nil

Notes

(1) Mr. Berger resigned on January 11, 2021.

PENSION PLAN BENEFITS

There are no pension plan benefits in place for the Named Executive Officers or the directors of the Company.

TERMINATION AND CHANGE OF CONTROL BENEFITS

There are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer, at, following or in connection with any termination, resignation, retirement, a change in control of the company or a change in a Named Executive Officer's responsibilities, in place for the Named Executive Officers of the Company.

DIRECTOR COMPENSATION

The objective of the Company's compensation program for directors is to attract and retain members of the Board of a quality and nature that will enhance the sustainable profitability and growth of the Company. Director compensation is intended to provide an appropriate level of remuneration considering the experience, responsibilities, time requirements and accountability of their roles.

Director Compensation Table

The following table sets out certain information respecting the compensation paid to directors of the Company who were not Named Executive Officers during the financial year ended December 31, 2020.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Marc Lustig(1) Director	90,000	Nil	1,059,085	Nil	Nil	500,000(1)	1,649,085
Vivian Bercovici Director	15,950	Nil	85,995	Nil	Nil	Nil	101,945
Steven Mintz(2) Director	Nil	Nil	348,645	Nil	Nil	Nil	348,645
Rafael Gabay(3) Director	Nil	Nil	85,995	Nil	Nil	Nil	85,995
Jesse Kaplan(4) Director	Nil	Nil	7,483	Nil	Nil	Nil	7,483

Notes

(1) Paid in cash in connection with Mr. Lustig's appointment as executive chairman on December 30, 2021.

(2) Mr. Mintz resigned on February 22, 2021.

(3) Mr. Gabay resigned on February 22, 2021.

(4) Mr. Kaplan resigned on March 16, 2020.

Directors' Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of the Company's directors, other than directors who are also currently Named Executive Officers, all share-based awards and option-based awards outstanding at the end of the year ended December 31, 2020.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(1) (2) (#)	Option exercise price ($)(2)	Option expiration date	Value of unexercised in-the- money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Marc Lustig	675,000	$1.60	September 11, 2029	$5,697,000	Nil	Nil	Nil
Vivian Bercovici	90,000	$1.60	June 9, 2025	$759,600	Nil	Nil	Nil
Steven Mintz(4)	250,000	$1.60	September 11, 2029	$2,110,000	Nil	Nil	Nil
Rafael Gabay(5)	90,000	$1.60	June 9, 2025	$759,600	Nil	Nil	Nil
Jesse Kaplan(6)	60,000	$1.60	September 11, 2020	Nil	Nil	Nil	Nil

Notes

(1) Each option entitles the holder to purchase one Common Share.

(2) On February 12, 2021, the Company completed a consolidation of its Common Shares on a 4:1 basis. The figures reported in this table are presented on a 4:1 post-consolidation basis.

(3) Calculated using the closing market price of the Common Shares on the CSE on December 31, 2020 of $10.04 and subtracting the exercise price of in-the-money stock options, including unvested. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(4) Mr. Mintz resigned on February 22, 2021.

(5) Mr. Gabay resigned on February 22, 2021.

(6) Mr. Kaplan resigned on March 16, 2020.

Directors' Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth for each of the Company's directors, other than directors who are also currently Named Executive Officers, the value of option-based awards and share-based award which vested during the year ended December 31, 2020 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Marc Lustig Director	$1,059,085	Nil	Nil
Vivian Bercovici Director	$85,995	Nil	Nil
Steven Mintz(1) Director	$348,645	Nil	Nil
Rafael Gabay(2) Director	$85,995	Nil	Nil
Jesse Kaplan(3) Director	$7,483	Nil	Nil

Notes

(1) Mr. Mintz resigned on February 22, 2021.

(2) Mr. Gabay resigned on February 22, 2021.

(3) Mr. Kaplan resigned on March 16, 2020.

EQUITY COMPENSATION PLAN INFORMATION

The Predecessor Option Plan and RSU Plan are the only equity compensation plans approved by the Company's shareholders. The following sets forth information in respect to Common Shares authorized for issuance under the Corporation's equity compensation plans as at December 31, 2020.

Plan Category	Number of Securities to be Issued upon Exercise of Options, Warrants and Rights (a)	Weighted - Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Securityholders	3,154,870	$2.20	821,707
Equity Compensation Plans Not Approved by Securityholders	Nil	N/A	Nil
Total	3,154,870	$2.20	821,707

Notes

(1) On February 12, 2021, the Company completed a consolidation of its Common Shares on a 4:1 basis. The figures reported in this table are presented on a 4:1 post-consolidation basis.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Except as described below, no directors, officers or employees of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any one of them, nor any former directors, officers or employees is or was indebted, directly or indirectly, to the Company or its subsidiaries at any time since the beginning of the financial period ended December 31, 2020.

On April 2, 2019, IMC Holdings Ltd. ("IMC Holdings"), a wholly-owned subsidiary of the Company, restructured its organization (the "IMC Restructuring") resulting in the divestiture to Oren Shuster and Rafael Gabay of its interest in Focus Medical Herbs Ltd., which is licensed by the Israeli Ministry of Health to propagate and cultivate cannabis in Israel.

In connection with the IMC Restructuring, IMC Holdings provided loans to each of Mr. Shuster and Mr. Gabay in the amount of approximately $550,000 (NIS 1,378,250), bearing interest at a rate according to the interest rate stated in section 3(j) to the Israeli Income Tax Ordinance (2.62 % per year 2020). As of June 23, 2021, Mr. Shuster was indebted to the Company in the amount of   approximately $5 15 ,000 (NIS 1,378,250) and Mr. Gabay was indebted to the Company in the amount of approximately $5 15 ,000 (NIS 1,378,250).

AUDIT COMMITTEE

Under National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to include in this Circular the disclosure required under Form 52-110F2 with respect to the audit committee (the "Audit Committee") of the Board, including the composition of the Audit Committee, the text of the Audit Committee charter (attached hereto as Schedule "B"), and the fees paid to the external auditor.

Composition of the Audit Committee

The following are the current members of the Audit Committee:

Name	Independence	Financial Literacy
Brian Schinderle	Independent	Financially Literate
Haleli Barath	Independent	Financially Literate
Vivian Bercovici	Independent	Financially Literate

Relevant Education and Experience

Brian Schinderle

Mr. Schinderle is the Founder and Managing Partner of Solidum. Solidum invests its own capital and works in a merchant banking and advisory capacity with a select group of companies in the cannabis sector. In addition, from 2018 to 2020, Mr. Schinderle served as Executive Vice President of Finance of Grassroots, focusing on finance, strategy, capital markets, investor relations, mergers and acquisitions. In July 2020, Grassroots merged with Curaleaf Holdings, Inc. (CSE: CURA) in a transaction valued at approximately US$850 million. Prior to forming Solidum in 2017, Mr. Schinderle spent over 20 years in investment management, primarily investing in fixed income and equity assets via hedge funds, private equity and discretely managed funds. Mr. Schinderle currently serves on the advisory boards of Altitude Investments Inc. and AIM PLC, as well as the Board of Directors of Bazelet Americas, LLC.

Haleli Barath

Ms. Barath is the Co-founder and Senior Partner at BFP & Co., an Israel-based law firm. Ms. Barath has over 20 years' experience advising Israeli and international corporations on a wide range of sophisticated cross-border and domestic transactions. Ms. Barath advises Fortune 500 international corporations, funds and prominent early-stage start-ups and growth companies in Israel on a range of sectors including enterprise software, cybersecurity, fintech, biotech, cannabis and digital health and is an active partner in their development and growth. Ms. Barath is also the Co-founder and General Partner of Cerca Partners, a venture capital firm that invests in Israeli technology companies. Ms. Barath holds an LLB degree from the Hebrew University in Israel, is a member of the Israeli bar and lectures at universities and various business forums on topics ranging from corporate and business law to technology and regulatory matters.

Vivian Bercovici

Ms. Bercovici is currently a consultant to various medical cannabis and medical device entities regarding operational issues and market opportunities in Israel, Europe and Canada. Prior, from March 2017 to March 2018, Ms. Bercovici was the Managing Director, Israel and Europe operation at Nuuvera Inc., a Toronto-based medical cannabis company that was acquired by Aphria Inc. Also, Ms. Bercovici served as Canada's Ambassador to Israel from 2014 through 2016, having been appointed by then Prime Minister Stephen Harper. Ms Bercovici quickly established a reputation as a highly engaged, articulate and personable diplomat and an effective advocate for the strong Canada-Israel relationship. Ms. Bercovici has vast experience of over 20 years practicing law in Toronto, specializing in media defence and financial services regulatory law. Ms. Bercovici holds a Bachelor of Arts from York University, a Postgraduate Diploma in International Relations from the London School of Economics and Political Science and a Bachelor of Laws from the University of Toronto.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial period was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial period has the Company relied on the exemption in:

(a) Section 2.4 of NI 52-110 (De Minimis Non-audit Services);

(b) Subsection 6.1.1(4) of NI 52-110 (Circumstances Affecting the Business or Operations of the Venture Issuer);

(c) Subsection 6.1.1(5) of NI 52-110 (Events Outside Control of Member);

(d) Subsection 6.1.1(6) of NI 52-110 (Death, Incapacity or Resignation); or

(e) an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Company has not adopted specific policies and procedures for the engagement of non-audit services. The Audit Committee reviews the engagement of non-audit services as required.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor for the two most recently completed financial years:

Financial Period Ended	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees
December 31, 2020	$320,473(4)	Nil	$5,455(4)	Nil
December 31, 2019	$159,451(4)	Nil	Nil	Nil

Notes

(1) "Audit Fees" includes the aggregate fees billed for the audit or review of the Company's annual financial statements that are normally provided in connection with statutory and regulatory filings or engagements.

(2) "Audit-Related Fees" includes fees for assurance and related services, related to the performance of the review of the financial statements including fees for AIF and "earn-in" audit work that are not reported under Audit Fees.

(3) "Tax Fees" includes the fees paid for tax compliance, tax planning and tax advice.

(4) Audit Fees in USD have been converted to CAD using the average daily exchange rate of each year as applicable. For 2020, the rate used was CAD$1.34 to USD$1.00 and for 2019, the rate used was CAD$1.33 to USD$1.00.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below, no director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them, has or has had, at any time since the beginning of the financial period ended December 31, 2020, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

Trichome Transaction

On December 30, 2020, the Company entered into an arrangement agreement (as amended subsequent to the date thereof, the "Arrangement Agreement") with Trichome Financial Corp. ("Trichome") pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, the Company had agreed to acquire all of the issued and outstanding shares of Trichome (the "Trichome Shares") by way of a statutory plan of arrangement under the Business Corporations Act (Ontario) (the "Trichome Transaction"). On March 18, 2021, upon fulfilment of all requisite terms and conditions, the Company closed the Trichome Transaction.

Pursuant to the terms of the Trichome Transaction, former holders of Trichome Shares (the "Trichome Shareholders") received 0.24525 of a Common Share for each Trichome Share held (the "Exchange Ratio") and former holders of Trichome in-the-money convertible instrument (together with Trichome Shareholders, the "Trichome Securityholders") received a net payment of Common Shares based on the Exchange Ratio. As a result of the Trichome Transaction, a total of 10,104,901 Common Shares were issued to the Trichome Securityholders, resulting in former Trichome Securityholders holding approximately 20.06% of the total number of issued and outstanding Common Shares immediately after closing. In addition, 100,916 Common Shares were issued to financial advisors for advisory fees in connection with the Trichome Transaction.

Trichome was not an informed person, associate or affiliate of the Company; however, Marc Lustig, the executive chairman and a director of the Company, was a director of Trichome at the time of voting for the Trichome Transaction. Accordingly, Mr. Lustig had a disclosable interest with respect to the Trichome Transaction and, in accordance with Canadian corporate law requirements, he declared the nature and extent of his interest in the Trichome Transaction and recused himself from consideration and voting on the Trichome Transaction as a director. As of the date of this Circular, Mr. Lustig continues to serve as executive chairman and director of the Company and as a director of Trichome.

MYM Transaction

On March 31, 2021, the Company entered into definitive agreement (the "Definitive Agreement") with MYM Nutraceuticials Inc. ("MYM") and its licensed producer subsidiary, Highland Grow Inc., pursuant to which, and subject to the terms and conditions of the Definitive Agreement, the Company had agreed to acquire all of the issued and outstanding shares of MYM (the "MYM Shares") by way of a statutory plan of arrangement under the BCBCA (the "MYM Transaction").

MYM is not an informed person, associate or affiliate of the Company; however, Howard Steinberg, a director of Trichome, was a director of MYM at the time of voting for the MYM Transaction. Accordingly, Mr. Steinberg has a disclosable interest with respect to the MYM Transaction and, in accordance with Canadian corporate law requirements, he declared the nature and extent of his interest in the MYM Transaction and recused himself from consideration and voting on the MYM Transaction as a director. As of the date of this Circular, Mr. Steinberg continues to serve as a director of Trichome and as a director of MYM.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, no person who has been a director or officer of the Company at any time since the beginning of the Company's most recently completed financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

CORPORATE GOVERNANCE

The Board views effective corporate governance as an essential element for the effective and efficient operation of the Company. The Company believes that effective corporate governance improves corporate performance and benefits all of its Shareholders. The following statement of corporate governance practices sets out the Board's review of the Company's governance practices relative to Form 58-101F2 under National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 - Corporate Governance Guidelines.

Board of Directors

The Board is responsible for supervising the management of the business and affairs of the Company. The independent directors, as such term is defined in NI 58-101 and NI 52-110, are Vivian Bercovici, Brian Schinderle and Haleli Barath. The non-independent directors are Oren Shuster, and Marc Lustig by virtue of them being CEO and executive chairman of the Company, respectively. As a result, the majority of the Board is independent. The Board facilitates its exercise of independent supervision through regular meetings of the Board, including meetings without the non-independent directors in attendance.

The Board has plenary power to manage and supervise the management of the business and affairs of the Company and to act in the best interest of the Company. The Board is responsible for the overall stewardship of the Company and approves all significant decisions that affect the Company before they are implemented. The Board also considers their implementation and reviews the results. Any related party transaction as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"), is subject to review by the independent directors of the Company.

Other Reporting Issuer Experience

Certain of the Company's nominee directors are currently directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Name of Reporting Issuer	Name of Exchange or Market	Position	From	To
Marc Lustig	Aequus Pharmaceuticals Inc.	TSXV	Director	2/2021	Present
	PharmaCielo Ltd.	TSXV, OTCQX	Director	11/2020	Present
	Cresco Labs Inc.	CSE	Director	6/2020	Present

Orientation and Continuing Education of Board Members

The Company currently does not have any formal orientation or continuing education programs in place for new directors.

Ethical Business Conduct

The Board is of the view that the fiduciary duties placed on individual directors pursuant to corporate legislation and the common law, and the conflict of interest provisions under corporate legislation which restricts an individual director's participation in decisions of the Board in which the director has an interest, are sufficient to ensure that the Board operates independently of management and in the best interests of the Company. In addition, the Board adopted a Code of Business Conduct and Code of Ethics on November 26, 2020, which applies to all Company's personnel, including all members of the Board, to conduct all Company's affairs in accordance with all applicable laws, rules and regulations of the jurisdictions in which it does business. The Code of Business Conduct and Code of Ethics are available on SEDAR at www.sedar.com.

Nomination of Directors

The size of the Board is reviewed annually when the Board considers the number of directors to recommend for election at the annual general meeting of Shareholders. The Board takes into account the number of directors required to carry out the Board duties effectively, and to maintain a diversity of view and experience.

Compensation of Directors and Officers

The Compensation Committee reviews and determines the compensation of directors and officers. The Compensation Committee meets at least annually to establish, administer and evaluate the compensation philosophy, policies and plans for directors and officers regarding director and executive compensation and to review the performance and determine the compensation of the CEO, based on criteria including the Company's performance and accomplishment of long-term strategic objectives, each individual officer's performance and comparable compensation paid to similarly-situated officers in comparable companies. The Compensation Committee is composed entirely of independent directors.

Other Board Committees

As of the date of this Circular, in addition to the Audit Committee and the Compensation Committee, the Board has a governance and nomination committee (the "Governance and Nomination Committee").

The current members of the Governance and Nomination Committee are Marc Lustig (chair), Oren Shuster, and Vivian Bercovici. The purpose of the Governance and Nomination Committee is to develop and monitor the Company's approach to: (i) matters of governance; and (ii) the nomination of directors to the Board. The Governance and Nomination Committee monitors best practices for governance and annually reviews the Company's governance practices and disclosures to ensure that it continues to exemplify high standards of corporate governance. The Governance and Nomination Committee reviews the mandate of the Board, the charters of each of the committees, and the methods and processes by which the directors fulfill their respective duties and responsibilities to ensure that they meet all applicable regulatory requirements and best practices.

Assessment of Directors, the Board and Board Committees

The Board acts in accordance with the Company's Mandate of the Board of Directors and Corporate Governance and Nominating Charter to monitor the adequacy of information given to directors, the communications between the Board and management and the strategic direction and processes of the Board and its Audit Committee and Compensation Committee, to satisfy itself that the Board, its Audit Committee, Compensation Committee and its individual directors are performing effectively.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information about the Company is provided in the Company's comparative annual financial statements and MD&A for its most recently completed financial year.

Shareholders of the Company may request copies of the Company's financial statements and MD&A by contacting the General Counsel of the Company at +972-54-6687515.

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

Stock Option Plan

SCHEDULE "A"

IM CANNABIS CORP.

STOCK OPTION PLAN

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

For the purposes of this Plan, the following terms have the following meanings:

1.1.1 "Applicable Laws" means, at any time, with respect to any Person, property, transaction or event, all applicable laws, statutes, regulations, treaties, judgments and decrees and (whether or not having the force of law) all applicable official directives, rules, consents, approvals, by-laws, permits, authorizations and orders of any Governmental Authority having authority over that Person, property, transaction or event.

1.1.2 "Blackout Period" means the period during which designated Persons cannot trade Shares pursuant to the Company's stock trading policy, if any, respecting restrictions on trading which is in effect at that time.

1.1.3 "Board" means the board of directors of the Company.

1.1.4 "Business Day" means any day excluding a Saturday, Sunday or statutory holiday in the Province of British Columbia.

1.1.5 "Change of Control Transaction" means:

1.1.5.1 the acquisition of a sufficient number of voting securities in the capital of the Company so that the acquiror, together with Persons acting jointly or in concert with the acquiror, becomes entitled, directly or indirectly, to exercise more than 50% of the voting rights attaching to the outstanding voting securities in the capital of the Company (provided that, prior to the acquisition, the acquiror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting securities in the capital of the Company);

1.1.5.2 the completion of a consolidation, merger, arrangement or amalgamation of the Company with or into any other entity whereby the voting securityholders of the Company immediately prior to the consolidation, merger, arrangement or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting securities of the consolidated, merged, arranged or amalgamated entity; or

1.1.5.3 the completion of a sale, exchange, or other disposition whereby all or substantially all of the Company's undertakings and assets become the property of any other entity and the voting securityholders of the Company immediately prior to the sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale.

Stock Option Plan

1.1.6 "Code" means the United States Internal Revenue Code of 1986, as amended.

1.1.7 "Company" means IM Cannabis Corp.

1.1.8 "Consultant" means a natural Person, other than an Employee or Executive, that:

1.1.8.1 is engaged to provide bona fide services to the Company or to a Related Entity, other than services provided in relation to a distribution or in connection with the offer or sale of securities in a capital-raising transaction, and does not directly or indirectly promote or maintain a market for the Company's securities,

1.1.8.2 provides the services under a written contract with the Company or a Related Entity, and

1.1.8.3 spends or will spend a significant amount of time and attention on the affairs and business of the Company or a Related Entity.

1.1.9 "CSE" means Canadian Securities Exchange.

1.1.10 "Disability" means a physical or mental incapacity or disability that prevents the Eligible Person from performing the essential duties of the Eligible Person's employment or service with the Company or any Related Entity, and that cannot be accommodated under applicable human rights laws without imposing undue hardship on the Company or the relevant Related Entity employing or engaging the Eligible Person, as determined by the Board for the purposes of this Plan.

1.1.11 "Early Expiry Date" is defined in Section 4.9.1.3.

1.1.12 "Eligible Person" means any Employee, Executive, Consultant or any of their Permitted Assigns, as contemplated under National Instrument 45-106 Prospectus Exemptions.

1.1.13 "Employee" means:

1.1.13.1 an individual who is considered an employee of the Company or any Subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source);

1.1.13.2 an individual who works full-time for the Company or any Subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company or the relevant Subsidiary over the details and methods of work as an employee of the Company or the relevant Subsidiary, but for whom income tax deductions are not made at source; or

1.1.13.3 an individual who works for the Company or any Subsidiary on a continuing and regular basis for at least 20 hours per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or the relevant Subsidiary over the details and methods of work as an employee of the Company or the relevant Subsidiary, but for whom income tax deductions are not made at source.

Stock Option Plan

1.1.14 "Exchange" means the CSE or if the Shares are not listed for trading on the CSE, then any other Canadian stock exchange upon which the Shares principally trade.

1.1.15 "Executive" means an individual who is a director or officer of the Company or a Related Entity, including any associates or Permitted Assigns thereof.

1.1.16 "Governmental Authority" means:

1.1.16.1 any federal, provincial, state, local, municipal, regional, territorial, aboriginal or other government, any governmental or public department, branch or ministry, or any court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; and

1.1.16.2 any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them.

1.1.17 "Grant Date" means, for any Option, the date on which the Board authorizes the grant of the Option to a Participant under this Plan.

1.1.18 "Insider" means "Insider" as defined in the Securities Act.

1.1.19 "Investor Relations Activities" means any activities or oral or written communications, by or on behalf of the Company or a Related Entity or shareholder of the Company or a Related Entity that promote or reasonably could be expected to promote the purchase, or sale of securities of the Company or a Related Entity, but does not include:

1.1.19.1 the dissemination of information provided, or records prepared, in the ordinary course of business of the Company or a Related Entity,

1.1.19.1.1 to promote the sale of its products or services; or

1.1.19.1.2 to raise public awareness of the Company or a Related Entity, that cannot reasonably be considered to promote the purchase, or sale of securities of the Company or a Related Entity;

1.1.19.2 activities or communications necessary to comply with,

1.1.19.2.1 applicable securities legislation: or

1.1.19.2.2 Exchange requirements or the requirements of any other regulatory body having jurisdiction over the Company or a Related Entity;

1.1.19.3 communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication that is of general and regular circulation if,

1.1.19.3.1 the communication is only through the newspaper, magazine or publication; and

Stock Option Plan

1.1.19.3.2 the publisher or writer receives no commission from the Company or a Related Entity or other consideration other than for acting in the capacity of publisher or writer; or

1.1.19.4 such other activities or communications that may be specified by the Exchange.

1.1.20 "Option" means an option to purchase Shares granted to an Eligible Person under the terms of this Plan.

1.1.21 "Option Agreement" means an option agreement substantially in the form attached as Exhibit "A" to this Plan.

1.1.22 "Option Exercise Price" is defined in Section 4.3.

1.1.23 "Option Expiry Date" is defined in Section 4.4.

1.1.24 "Option Shares" means, subject to the provisions of Section 3.3 of this Plan, the Shares which the Participant is entitled to acquire pursuant to this Plan and the applicable Option Agreement;

1.1.25 "Participant" means an Eligible Person to whom an Option has been granted.

1.1.26 "Permitted Assign" means, for a person that is an Employee, Executive or Consultant,

1.1.26.1 a trustee, custodian, or administrator acting on behalf of, or for the benefit of the Person;

1.1.26.2 a holding entity of the Person;

1.1.26.3 a RRSP, RRIF, or TFSA of the Person;

1.1.26.4 a spouse of the Person;

1.1.26.5 a trustee, custodian, or administrator acting on behalf of, or for the benefit of the spouse of the Person;

1.1.26.6 a holding entity of the spouse of the Person; or

1.1.26.7 a RRSP, RRIF, or TFSA of the spouse of the Person.

1.1.27 "Person" will be broadly interpreted and includes:

1.1.27.1 a natural person, whether acting in their own capacity, or in their capacity as executor, administrator, estate trustee, trustee or personal or legal representative, and the heirs, executors, administrators, estate trustees, trustees or other personal or legal representatives of a natural person;

1.1.27.2 a corporation or a company of any kind, a partnership of any kind, a sole proprietorship, a trust, a joint venture, an association, an unincorporated association, an unincorporated syndicate, an unincorporated organization or any other association, organization or entity of any kind; and

1.1.27.3 a Governmental Authority.

Stock Option Plan

1.1.28 "Plan" means this stock option plan of the Company.

1.1.29 "Related Entity" means a  Person that controls or is controlled by the Company or that is controlled by the same Person that controls the Company, if any, and without limiting the foregoing, includes a Subsidiary.

1.1.30 "Remittance Amount" is defined in Section 4.8.3.1.

1.1.31 "Retirement" means retirement from active employment or service with the Company or a Related Entity.

1.1.32 "Section 409A" means section 409A of the Code and applicable guidance issued thereunder.

1.1.33 "Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418 as from time to time amended.

1.1.34 "Security Based Compensation Arrangements" means any incentive plan or compensation mechanism of the Company (other than this Plan) that involves the issuance or potential issuance of the securities of the Company, which for greater certainty, includes the Company's restricted share unit plan.

1.1.35 "Shares" means common shares in the capital of the Company.

1.1.36 "Subsidiary" means a body corporate that is controlled by the Company and, for the purposes of this definition, a body corporate will be deemed to be controlled by the Company if the Company, directly or indirectly, has the power to direct the management and policies of the body corporate by virtue of ownership of, or direction over, voting securities in the body corporate.

1.1.37 "Termination Date" means:

1.1.37.1 in the case of a Participant who dies, the date of death; and

1.1.37.2 in all other cases, the date designated by the Company or a Related Entity, in written notice to a Participant, as the day on which that Participant's employment with or provision of services to the Company or the relevant Related Entity (as the case may be) ceases for any reason whatsoever (whether or not that cessation of employment or service is lawful, but provided that, in the case of a voluntary resignation or voluntary termination by that Participant, the Termination Date may not be earlier than the date notice of that voluntary resignation or termination was first given by that Participant); and "Termination Date" specifically does not mean the date on which any period of notice, which the Company or the relevant Related Entity may be required to provide to (or that may be claimed by) that Participant, expires. For greater clarity, the Termination Date will be determined without regard to any applicable notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, period of salary continuation or of deemed employment or of deemed service, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner).

Stock Option Plan

1.1.38 "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

1.1.39 "U.S. Participant" shall mean any Participant who is a "U.S. person" (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or who is holding or exercising Options in the United States.

1.1.40 "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.2 Certain Rules of Interpretation

1.2.1 In this Plan, words signifying the singular number include the plural and vice versa, and words signifying gender include all genders. Every use of the words "including" or "includes" in this Plan is to be construed as meaning "including, without limitation" or "includes, without limitation", respectively.

1.2.2 The division of this Plan into Articles and Sections and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Plan.

1.2.3 References in this Plan to an Article, Section or Exhibit are to be construed as references to an Article, Section or Exhibit of or to this Plan unless otherwise specified.

1.2.4 Unless otherwise specified in this Plan, time periods within which or following which any calculation or payment is to be made, or action is to be taken, will be calculated by excluding the day on which the period begins and including the day on which the period ends. If the last day of a time period is not a Business Day, the time period will end on the next Business Day. Unless otherwise determined by the Board, if an Option would, under the terms of this Plan or the Option Agreement, otherwise expire or terminate on a day that is not a Business Day, the Option will expire or terminate on the next Business Day.

1.2.5 Unless otherwise specified, any reference in this Plan to any statute, rule or policy includes all regulations and subordinate legislation made under or in connection with that statute at any time, and is to be construed as a reference to that statute, rule or policy as amended, modified, restated, supplemented, extended, re-enacted, replaced or superseded at any time.

1.3 Governing Law

This Plan and each Option Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in that Province without giving effect to the conflicts of laws principles thereof and without reference to the laws of any other jurisdiction. The Company and each Participant hereby attorn to the jurisdiction of the Courts of British Columbia.

Stock Option Plan

ARTICLE 2
ESTABLISHMENT OF PLAN

2.1 Purpose

2.1.1 The Company establishes this Plan to govern the grant, administration and exercise of Options which may be granted to Eligible Persons.

2.1.2 The principal purposes of this Plan are to provide the Company with the advantages of the incentive inherent in equity ownership on the part of Eligible Persons who are responsible for the continued success of the Company; to create in those Eligible Persons a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage Eligible Persons to remain with the Company and any Subsidiaries; and to attract new Employees, Executives and Consultants.

2.1.3 This Plan is expected to benefit shareholders by enabling the Company to attract and retain personnel of the highest calibre by offering them an opportunity to share in any increase in value of the Shares resulting from their efforts.

2.2 Shares Reserved and Plan Limits

2.2.1 The number of Shares that may be reserved for issuance under this Plan and under any other Security Based Compensation Arrangements will not exceed, in the aggregate, 10% of the outstanding Shares (on a non-diluted basis) on each Grant Date.

2.2.2 The Company will at all times during the term of this Plan reserve and keep available the number of Shares necessary to satisfy the requirements of this Plan.

2.3 Limits on Certain Grants

2.3.1 For as long as the Shares are listed on the CSE, the Company shall comply with the following requirements:

2.3.1.1 the total number of Shares that may be reserved for issuance and granted to Executives under this Plan and all other Security Based Compensation Arrangements, in aggregate, will not exceed, at any time, or within any 12-month period, 10% of the issued and outstanding Shares, on a non-diluted basis, as at the date of grant of any Options under this Plan;

2.3.1.2 the total number of Shares that may be reserved for issuance and granted to any Executive under this Plan and all other Security Based Compensation Arrangements, in aggregate, will not exceed at any time, or within a 12-month period, 5% of the issued and outstanding Shares, on a non-diluted basis, as at the date of grant of any Options under this Plan; and

2.3.1.3 the total number of Shares that may be reserved for issuance and granted to Persons engaging in Investor Relations Activities under this Plan and all other Security Based Compensation Arrangements, in aggregate, will not exceed at any time, or within a 12-month period, 1% of the issued and outstanding Shares, on a non-diluted basis, as at the date of grant of any Options under this Plan.

Stock Option Plan

2.3.2 For the purposes of calculating the limits in this Section 2.3, the number of Shares reserved for issuance under an Option means the number of Shares that were originally reserved for issuance upon the date of grant of the Option (except for the purposes of calculating the limit in Section 2.3.1.1 and 2.3.1.2, in which case the number of Shares reserved for issuance means the number of Shares reserved for issuance at the time of the calculation).

2.3.3 The total number of Incentive Stock Options (as defined in Section 5.1.4 below) that may be reserved for issuance and granted to U.S. Participants under this Plan shall be equal to the number of Shares provided in Section 5.1.4.1 below.

2.4 Exercised Options

Any number of Shares that have been issued on the exercise of an Option will again be available for grants under this Plan, and will be considered to be part of the pool of Shares available for Options under this Plan.

2.5 Expired or Terminated Options

If and to the extent any Option granted under this Plan expires or is terminated without having been exercised in whole or in part, the number of Shares then subject to that Option will be considered to be part of the pool of Shares available for Options under this Plan.

2.6 Non-Exclusivity

Nothing contained in this Plan will prevent the Board from adopting other or additional incentive compensation arrangements, whether Security Based Compensation Arrangements or otherwise.

2.7 Effective Date

This Plan will be effective as of June 23, 2021.

ARTICLE 3

ADMINISTRATION OF PLAN

3.1 Administration of this Plan

3.1.1 Subject to the provisions of this Plan, Applicable Laws, and the applicable rules and policies of the Exchange (or any other stock exchange or market on which the Shares are listed), the Board will have full power and authority, in its sole and absolute discretion, to take such steps as it deems necessary for the administration of this Plan, including the following:

3.1.1.1 administer this Plan in accordance with its express terms;

3.1.1.2 determine any terms and conditions in addition to those specified in the Plan under which an Option may be granted

3.1.1.3 determine all questions arising in connection with the administration, interpretation, and application of this Plan;

Stock Option Plan

3.1.1.4 prescribe, amend, and rescind rules and regulations relating to the administration of this Plan;

3.1.1.5 to adopt supplements to this Plan, including without limitations in order to accommodate tax regime of foreign jurisdictions applying on certain Participants; and

make all other determinations necessary or advisable for the administration of this Plan.

All determinations made in good faith on the matters referred to in this Section 3.1 will be final, conclusive, and binding on the Company and the relevant Participant.

3.1.2 Subject to Applicable Laws, and the applicable rules and policies of the Exchange (or any other stock exchange or market on which the Shares are listed), the Board may, by resolution, at any time:

3.1.2.1 delegate any of its powers, rights and obligations under Section 3.1 to any committee of the Board or to any Executive; and

3.1.2.2 amend or rescind the delegation of any of its rights, powers and obligations effected under Section 3.1.2.1.

3.2 Record Keeping

The Company will maintain a register in which will be recorded:

3.2.1 with respect to each Option granted to a Participant:

3.2.1.1 the name and address of the Participant;

3.2.1.2 the Grant Date;

3.2.1.3 the number of Option Shares issuable under the Option as of the Grant Date;

3.2.1.4 the Option Exercise Price;

3.2.1.5 any vesting conditions;

3.2.1.6 the number of Option Shares issued under the Option (and the dates of issuance); and

3.2.1.7 the Option Expiry Date; and

3.2.2 the aggregate number of Option Shares.

3.3 Adjustments to Options

3.3.1 If any material change in the Option Shares occurs by reason of any stock dividend, split, recapitalization, amalgamation, merger, consolidation, combination or exchange of Shares or other similar corporate change, the Board may make any proportionate adjustments to this Plan and any outstanding Options that the Board deems equitable and appropriate to reflect that change. Any adjustment under this Section Error! Reference source not found. will be made in the sole discretion of the Board, and will be conclusive and binding for all purposes of this Plan.

Stock Option Plan

3.3.2 If the Option Shares are at any time to be listed or quoted on any Exchange or stock quotation system senior to the CSE, to the extent that there are any Options which are outstanding and unexercised at the time of such application for listing, the Option Exercise Price, the aggregate number of Option Shares, the exercise period, and any other relevant terms of such Options, and the Option Agreements in relation thereto, shall be amended in accordance with the requirements of any applicable securities regulation or law or any applicable governmental or regulatory body (including the Exchange), if applicable. Subject to the requirements of the Exchange, any such amendment shall be effective upon receipt of Board approval of it, and the approval of any of the shareholders of the Company or any of the Participants is not required to give effect to such amendment.

3.3.3 No fractional Shares will be issued on the exercise of an Option. If, as a result of any adjustment as provided in this Section 3.3, a Participant would be entitled to a fractional Share, such fractional Share shall be rounded down to the nearest whole number.

3.4 Termination of this Plan

The Board may terminate this Plan at any time in its absolute discretion (without shareholder approval). If this Plan is terminated, no further Options will be granted but the Options then outstanding will continue in full force and effect in accordance with the provisions of this Plan, until the time they are exercised or terminated or expire under the terms of this Plan and the applicable Option Agreements.

3.5 General

The existence of any Option will not affect, in any way, the right or power of the Company to:

3.5.1 make or authorize any recapitalization, reorganization or other change in the Company's capital structure or business;

3.5.2 participate in any amalgamation, combination, merger or consolidation;

3.5.3 create or issue any securities or change the rights and conditions attaching to any of its securities;

3.5.4 effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business; or

3.5.5 effect any other corporate act or proceeding, whether of similar character or otherwise.

3.6 Compliance with Applicable Laws

3.6.1 This Plan, the grant and exercise of Options, the Company's obligation to issue Shares on the exercise of Options, and all other actions taken under this Plan will be subject to Applicable Laws, to the applicable rules and policies of the Exchange (or any other stock exchange or market on which the Shares are listed) and to any approvals by any Governmental Authority that, in the opinion of counsel to the Company, are necessary or advisable.

Stock Option Plan

3.6.2 No Option will be granted and no Shares issued under this Plan if that grant or issue would require registration of this Plan or of Shares under the securities laws of any foreign jurisdiction. The Board shall not grant Options to residents of the United States unless such Options and the Shares issuable upon exercise thereof are registered under the U.S. Securities Act or are issued in compliance with an available exemption from the registration requirements of the U.S. Securities Act.  Any purported grant of any Option or issue of Shares under this Plan in violation of this Section 3.6.2 will be void.

3.6.3 Shares issued to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under Applicable Laws.

ARTICLE 4
TERMS OF OPTIONS

4.1 Grants

4.1.1 Subject to the provisions of this Plan the Board will have the authority to grant Options to Eligible Persons, and to determine the terms and conditions applicable to the exercise of those Options, including, for each Option:

4.1.1.1 the number of Shares issuable under the Option;

4.1.1.2 the Option Exercise Price;

4.1.1.3 the Option Expiry Date;

4.1.1.4 the vesting schedule and conditions, if any;

4.1.1.5 the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Shares acquired on the exercise of the Option; and

4.1.1.6 the events, if any, that could give rise to a termination or expiry of the Participant's rights under the Option, and the period in which such a termination or expiry can occur.

4.1.2 Each Option must be confirmed by an Option Agreement executed by the Company and by the Participant to whom that Option is granted. Subject to specific variations approved by the Board in respect of any Option, those variations not to be inconsistent with the provisions of this Plan, all terms and conditions set out in this Plan will be incorporated by reference into and form part of each Option Agreement.

4.1.3 To the extent that there is any inconsistency between this Plan and the Option Agreement or any other communications, other with respect to vesting schedule, the Option Exercise Price, or the Option Expiry Date, the provisions of this Plan shall prevail.

4.1.4 If an Option is to be granted to an Employee or a Consultant, the Company and the Person to whom that Option is proposed to be granted are responsible for ensuring and confirming that the Person is a bona fide Employee or Consultant.

Stock Option Plan

4.2 Multiple Grants

An Eligible Person may be granted Options on more than one occasion under this Plan and be granted separate Options on any one occasion.

4.3 Option Exercise Price

4.3.1 The Board will set the option exercise price (the "Option Exercise Price") in respect of each Share issuable under an Option granted to a Participant, provided that the Option Exercise Price shall not be lower than the fair market value of the Option Shares, provided that, for U.S. Participants, the fair market value of the Option Shares on the Grant Date shall be determined without regard to any discount permitted by any Exchange. For the purposes of this Section 4.3.1, "fair market value" is determined as follows:

4.3.1.1 if the Shares are listed on the CSE, the fair market value shall be the greater of the closing trading prices for the Shares as quoted on the CSE on (a) the trading day prior to the Grant Date and (b) on the Grant Date;

4.3.1.2 if the Shares are listed on an Exchange other than the CSE, then the fair market value shall be the closing trading price of such Shares (or the closing bid, if no sales were reported) as quoted on such exchange for the market trading day immediately prior to the Grant Date less any discount permitted by such Exchange; and

4.3.1.3 if the Shares are not listed on an Exchange, the fair market value shall be determined in good faith by the Board.

4.3.2 If Sections 4.3.1.1 and 4.3.1.2 do not apply, the value of a Share determined by the Board, taking into account any considerations that it determines to be appropriate at the relevant time, and with respect to Options awarded to U.S. Participants, using valuation principles in accordance with Section 409A.

4.4 Option Expiry Date

4.4.1 The Board will, on the Grant Date, set the option expiry date (the "Option Expiry Date") of each Option granted to a Participant. The Option Expiry Date set under this Section 4.4 will be no later than ten years after the Grant Date, and will be subject to earlier expiry in accordance with Section 4.9 and Section 4.10, and later expiry in accordance with Section 4.7.

4.5 Vesting of Options

4.5.1 Unless accelerated by the Board under Section 4.5.1 or Section 4.10 or otherwise specified in the relevant Option Agreement, an Option will vest and become exercisable as to 33.3% of the Shares issuable under the Option on the first anniversary of the Grant Date and the remainder will vest in equal amounts every three months following the first anniversary of the Grant Date until the third anniversary of the Grant Date. Subject to the policies of the Exchange, the Board may, at any time, accelerate the date on which any Option will vest and become exercisable.

Stock Option Plan

4.6 Exercise of Options

4.6.1 An Option will be exercisable until 5:00 p.m. (PST time) on the Option Expiry Date, but only to the extent that it has vested and has not expired or been terminated.

4.6.2 Subject to the provisions of this Plan and the related Option Agreement, an Option may be exercised, in whole or in part, at any time by delivery to the Company of a written notice of exercise, substantially in the form of Schedule "A" to Exhibit "A" to this Plan, specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Exercise Price of the Shares to be purchased together with any applicable taxes payable with such exercise of Options (if any). Except for section 4.6.4 below, payment of the Option Exercise Price must be made by cash, bank draft or certified cheque.

4.6.3 The Company shall have the right to not deliver the Option Shares until all tax consequences arising from the exercise of such Option by a Participant are satisfied, as more fully described in Section 0.

4.6.4 In lieu of exercising an Option in accordance with subsection 4.6.2 above, a Participant may elect to receive, without payment by the Participant of any additional consideration, Shares equal to the value of the Option (or the portion thereof being exercised) by sending the Company a written notice reflecting such cashless exercise, substantially in the form of Schedule "A" to Exhibit "A" to this Plan, in which event the Company shall issue to the Participant a number of Shares computed using the following formula:

X = Y(A - B)
      A

Where:	X =	The number of Shares to be issued to the Participant pursuant to the cashless exercise;

	Y =	The number of Shares in respect of which the cashless exercise election is made;

	A =	The fair market value of one Share at the date of exercise of the Option; and

	B =	The exercise price of the Option.

For the purposes of this subsection, the fair market value of one Share as of a particular date shall be the last trading day prior to the particular date. Upon a cashless exercise in accordance with this subsection, the number of Shares which may be issued under this Plan shall be reduced by the number of Shares referred to above as "X" and not the number referred to as "Y".

4.7 Blackout Periods

No Option may be exercised during a Blackout Period, if the Participant is then restricted from trading in Shares pursuant to any policy of the Company or Applicable Laws. If an Option Expiry Date set under Section 4.4 falls on a date within a Blackout Period or within five Business Days following the expiration of a Blackout Period, the expiry date for that Option will be automatically extended, without any further act or formality, to that date that is the sixth Business Day after the end of the Blackout Period. This Section 4.7 will not extend any termination or expiry date determined under Section 4.9 or 4.10. For special rules related to U.S. Participants, see Article 5.

Stock Option Plan

4.8 Amendments to Plan or Options

The Board may amend this Plan or any Option at any time, subject to the requirements of the Exchange (or any other stock exchange or market on which the Shares are listed), including any shareholder approval requirements, provided that:

4.8.1 if an amendment materially impairs an Option or is materially adverse to its holder, the amendment will not take effect in respect of that Option until the consent of the Participant holding the Option has been obtained; and

4.8.2 any reduction in the Option Exercise Price for an Option held by an Insider is subject to the receipt of disinterested shareholder approval.

Withholding Tax Requirements and Tax Consequences

4.8.3 The Company and any Subsidiary may take reasonable steps for the withholding of any taxes or other source deductions that it is required by Applicable Laws or the requirements of any Governmental Authority to remit in connection with this Plan, any Option or any issuance of Shares upon the exercise of an Option and any sale of the Option Shares, including:

4.8.3.1 deducting and withholding the amount required to be remitted (the "Remittance Amount") from any cash remuneration or any other amount payable to a Participant, whether or not related to this Plan, the exercise of any Options,the issue of any Shares and any sale of the Option Shares;

4.8.3.2 permitting the Participant to make a cash payment to the Company equal to the Remittance Amount; or

upon exercise of Options, retaining and withholding a number of Option Shares having a market value not less than the amount of such taxes required to be withheld by the Company or a Related Entity to reimburse the Company, or a Related Entity for any such taxes, and the corresponding Option Shares so withheld will not be issued to the Participant. Notwithstanding the foregoing, at its discretion, the Company or any Related Entity may require the Participant receiving Option Shares to reimburse the Company for any such taxes required to be withheld by the Company or the Related Entity and withhold any distribution to the Participant in whole or in part until the Company or the Related Entity is so reimbursed;

4.8.3.3 selling, or causing a broker engaged by the Company to sell, on behalf of any Participant, that number of Shares issued to the Participant pursuant to an exercise of Options, such that the amount received by the Company or Subsidiary from the proceeds of the sale will be sufficient to satisfy the obligation to remit the Remittance Amount (and to fund any commissions payable to the broker and other costs and expenses of the transaction including any tax liability with respect to the sold Option Shares, if applicable); or

4.8.3.4 any combination of the foregoing.

Stock Option Plan

4.8.4 For the avoidance of doubt, any taxes imposed in connection with the grant and/or vesting and/or exercise of Options,  as well as any sale or other disposition of Option Shares shall be borne solely by the Participant.

4.8.5 Any Shares of a Participant that are sold by the Company, or by a broker engaged by the Company, to fund a Remittance Amount will be sold as soon as practicable, and, if applicable, in transactions effected on the Exchange on which the Shares are then listed for trading. In effecting the sale of any Shares, the Company or the broker will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Neither the Company nor the broker will be liable for any loss arising out of any sale of Shares, including any loss relating to the manner or timing of any sale, the prices at which the Shares are sold, or otherwise. In addition, neither the Company nor the broker will be liable for any loss arising from a delay in the issuance or sale of any Shares to a Participant. The sale price of Shares sold on behalf of Participants will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale.

4.9 Termination of Employment or Service

4.9.1 Unless otherwise determined by the Board under Section 4.10 or otherwise specified in the relevant Option Agreement:

4.9.1.1 a Participant immediately ceases to be eligible to receive further grants of Options under this Plan as of the Termination Date or any earlier date determined under Section 4.9.5;

4.9.1.2 any unvested portion of any Option held by a Participant will immediately expire as of the Termination Date; and

4.9.1.3 any vested portion of any Option held by a Participant will expire on the earlier of the Option Expiry Date set by the Board under Section 4.4 (without including any extended expiry terms determined under Section 4.7) and:

4.9.1.3.1 in the case of termination of employment by the Company or a Related Entity without cause, or the failure of a director of the Company standing for election to be re-elected, or the failure by the Company or a Related Entity to renew a contract for services at the end of its term, the date that is 90 days after the Termination Date (whether or not that termination, non-re-election or non-renewal is lawful and whether or not it occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation or damages in lieu of that notice);

4.9.1.3.2 in the case of the death of the Participant, the date that is one year after the death;

4.9.1.3.3 in the case of the Disability or Retirement of the Participant, the date that is one year after the Termination Date; and

4.9.1.3.4 in all other cases, the Termination Date, (the date determined under Sections 4.10.1.3.1 to 4.10.1.3.4, the "Early Expiry Date"). For greater clarity, the Early Expiry Date will be determined without regard to any applicable notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, period of salary continuation or of deemed employment or of deemed service, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner).

Stock Option Plan

4.9.2 Unless otherwise determined by the Board, Options will not be affected by any change of employment or provision of services within or among the Company or any Subsidiaries, so long as the Participant continues to be an Eligible Person.

4.9.3 The Early Expiry Date will be determined based on the first of the events described in Sections 4.10.1.3.1 to 4.10.1.3.4 to occur.

4.9.4 Options granted under this Plan are not part of a Participant's regular employment or consulting compensation.

4.9.5 Unless otherwise determined by the Board, a Participant immediately ceases to be eligible to receive further grants of Options under this Plan effective as of the date that the Company or a Subsidiary first provides written notice to the Participant that their employment or service will terminate for any reason whatsoever, even if that written notice is delivered prior to the Termination Date (whether or not that termination is lawful and whether or not it occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation or damages in lieu of that notice); provided that, in the case of termination due to the voluntary resignation or voluntary termination by the Participant, that written notice may not be delivered earlier than the date notice of that voluntary resignation or termination was first given by that Participant.

4.9.6 No value will be attributed to any Options, or any potential grant of Options, as part of any calculation of a Participant's notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner).

4.10 Change of Control

4.10.1 Despite any other provision of this Plan or any Option Agreement, in the event of an actual or potential Change of Control Transaction, the Board has the right, in its sole discretion and on the terms it sees fit, without any action or consent required on the part of any Participant or shareholder approval, to deal with any Options (or any portion of any Options) in the manner it deems equitable and appropriate in the circumstances, including the right to:

4.10.1.1 determine that any Options (or any portion of any Options) will remain in full force and effect in accordance with their terms after the Change of Control Transaction;

4.10.1.2 cause any Options (or any portion of any Options) to be converted or exchanged for options to acquire shares of another entity involved in the Change of Control Transaction, having the same value and terms and conditions as the Options;

Stock Option Plan

4.10.1.3 accelerate the vesting of any unvested Options;

4.10.1.4 provide Participants with the right to surrender any Options (or any portion of any Options) for an amount per underlying Share equal to the positive difference, if any, between the fair market value of the Share on the date of surrender and the Option Exercise Price; and

4.10.1.5 accelerate the date by which any Options (or any portion of any Options) must be exercised.

4.10.1.6 determine other terms according to the Board's discretion regarding the treatment of the Options in case of a Change of Control Transaction.

4.10.2 Subject to the policies of the Exchange, the Company will use its best efforts to give the affected Participants written notice of any determination made by the Board under Section 4.10.1 at least 5 days before the effective date of the Change of Control Transaction.

4.11 Transferability

4.11.1 Subject to Section 4.11.2, the Options and all benefits and rights accruing to a Participant in accordance with the terms and conditions of this Plan are not directly or indirectly transferable and cannot be assigned, charged, pledged or hypothecated, or otherwise alienated, by a Participant, whether voluntarily, involuntarily, by operation of law or otherwise.

4.11.2 On a Participant's death, vested Options, benefits and rights may pass by the Participant's will or the laws of descent and distribution to the legal representative of the Participant's estate or any other Person who acquires the Participant's vested Options by bequest or inheritance. No transfer of a vested Option by will or by the laws of descent and distribution will be effective to bind the Company until the Company has been furnished with any evidence that the Company may deem necessary to establish the validity of the transfer and the acceptance by the transferee of the terms and conditions of this Plan and the relevant Option Agreement.

ARTICLE 5
SPECIAL RULES FOR U.S. PARTICIPANTS

5.1 Grants to U.S. Participants

For purposes of this Section 5.1, a U.S. Participant shall mean an Eligible Person who is a U.S. citizen or a U.S. resident for U.S. federal tax purposes, in each case as defined in the U.S. Internal Revenue Code of 1986, as amended. In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to any Option granted to a U.S. Participant:

5.1.1 the Option Exercise Price payable per Option Share upon exercise of an Option will not be less than 100% of the fair market value of the Option Shares before the Grant Date (on the Exchange, or another stock exchange where the majority of the trading volume and value of the Shares occurs).  For purposes of this Section 5.1, fair market value shall be calculated without regard to any discount permitted by the Exchange;

Stock Option Plan

5.1.2 with respect to payments made pursuant to Section 4.6.4 of this Plan, the fair market value of one Common Share as of a particular date shall be the fair market value, as determined under Section 4.3 of this Plan, replacing "grant" with "exercise" and shall be calculated without regard to any discount permitted by the Exchange;

5.1.3 the Board may use its reasonable efforts to ensure that any adjustment with respect to the Option Exercise Price for and number of Option Shares subject to an Option (including, but not limited to, the adjustments contemplated under Section 3.3 above) granted to a U.S. Participant pursuant to this Plan will be made so as to comply with, and not create any adverse consequences under, sections 424 and 409A of the Code; and

5.1.4 Options granted to U.S. Participants that are intended to qualify as an "incentive stock options" within the meaning of section 422 of the Code ("Incentive Stock Options") shall, notwithstanding any other provision of this Plan to the contrary, be subject to the following limitations and requirements:

5.1.4.1 The maximum number of Option Shares reserved for issuance to U.S. Participants under this Plan and under any other Security Based Compensation Arrangement shall not exceed 5,706,233 Option Shares;

5.1.4.2 An Incentive Stock Option may be granted only to employees (including a director or officer who is also an employee) of the Company (or of any parent or subsidiary of the Company). For purposes of this Section 5.1, the term Participant, as applied to a U.S. Participant, shall mean a person who is an employee for purposes of the Code and the terms "parent" and "subsidiary" shall have the meanings set forth in sections 424(e) and 424(f) of the Code;

5.1.4.3 To the extent that the aggregate fair market value (determined at the time of grant) of the Option Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any parent or subsidiary of the Company) exceeds US$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as non-statutory Incentive Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s);

5.1.4.4 The Option Exercise Price payable per Option Share upon exercise of an Incentive Stock Option will not be less than 100% of the fair market value of an Option Share on the Grant Date; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% shareholder, the Option Exercise Price payable per Option Share upon exercise of such Incentive Stock Option will be not less than 110% of the fair market value of a Share on the Grant Date;

5.1.4.5 An Incentive Stock Option will terminate and no longer be exercisable no later than ten years after the Grant Date; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the Grant Date;

Stock Option Plan

5.1.4.6 If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company) for any reason, whether voluntary or involuntary, other than death, permanent disability or cause, such Incentive Stock Option shall cease to qualify as an Incentive Stock Option as of the earlier of (i) the date that is three months after the date of cessation of employment or (ii) the expiration of the term of such Incentive Stock Option. If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Company (or by any parent or subsidiary of the Company) because of the death or permanent disability of such U.S. Participant, such U.S. Participant, then such Incentive Stock Option shall cease to qualify as an Incentive Stock Option as of the earlier of (i) the date that is one year after the date of death or permanent disability, as the case may be, or (ii) the expiration of the term of such Incentive Stock Option. Nothing herein is intended to require the Option to remain outstanding any longer than as required under Sections 4.4, 4.9, and 4.10 of this Plan.  For purposes of this Section 5.1, the term "permanent disability" has the meaning assigned to that term in section 422(e)(3) of the Code;

5.1.4.7 An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant's lifetime only by such U.S. Participant;

5.1.4.8 An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution; and

5.1.4.9 No Incentive Stock Option will be granted more than ten years after the earlier of the date this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Company.

5.1.5 Notwithstanding Section 4.7 of this Plan pertaining to Blackout Periods, no Option granted to a U.S. Participant may be extended beyond its Option Expiry Date.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1 No Rights as Shareholder

The holder of an Option will not have any rights as a shareholder of the Company with respect to any of the Shares issuable on exercise of that Option until that holder has exercised that Option in accordance with the terms of this Plan and has been issued the Shares.

6.2 No Employment or Service Rights

Nothing in this Plan or any Option will confer on a Participant any right to continue in the employment or service of the Company or any Related Entity or affect in any way the right of the Company or any Related Entity to terminate the Participant's employment or service at any time; nor will anything in this Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any Related Entity to extend the employment or service of any Participant beyond the date on which the Participant's relationship with the Company or any Related Entity would otherwise be terminated due to Retirement or pursuant to the provisions of any employment, consulting or other contract for services with the Company or any Related Entity.

Stock Option Plan

6.3 No Undertaking or Representation

The Participants, by participating in this Plan, will be deemed to have accepted all risks associated with acquiring Shares pursuant to this Plan. Each Participant acknowledges that the Shares are subject to, and may be required to be held indefinitely under, applicable securities laws. The Company and the Subsidiaries make no undertaking, representation, warranty or guarantee as to the future value or price, or as to the listing on any stock exchange or other market, of any Shares issued under this Plan, and will not be liable to any Participant for any loss resulting from that Participant's participation in this Plan or as a result of the amendment, suspension or termination of this Plan or any Option in accordance with its terms. The Company's exercise of its rights of amendment, suspension or termination of this Plan or any Option in accordance with its terms will not constitute (i) a breach of any Participant's employment, consulting or other contract for services with the Company or any Subsidiary, or (ii) grounds for any Participant to claim constructive dismissal or constructive termination.

6.4 Rules Particular to Specific Countries

Notwithstanding anything herein to the contrary herein, the terms and conditions of this Plan may be adjusted with respect to Participants that are not residents of Canada for tax and other purposes, or that are not liable for tax in Canada by means of an addendum to this Plan ("Addendum") and to the extent that the terms and conditions set forth in a Addendum conflict with any provisions of this Plan, the applicable provisions of the Addendum shall govern (unless such Addendum provision conflicts with Applicable Laws or the policies of any Exchange, in which case such Applicable Laws and policies shall supersede the Addendum to apply and). Terms and conditions set forth in a Addendum shall apply only to Options issued to Participants that are not residents of Canada for tax purposes, or that are not liable for tax in Canada and shall not apply to Options issued to any other Participants. The adoption of any such Addendum shall be subject to the approval of the Board, and, if required, the approval of the shareholders of the Company.

6.5 Notices

All written notices to be given by a Participant to the Company will be delivered personally or by registered mail, postage prepaid, addressed as follows:

IM Cannabis Corp.
Attn: General Counsel

Kibbutz Glil Yam, Central District

Israel 4690500

Any notice given by a Participant pursuant to the terms of an Option will not be effective until actually received by the Company at the above address.

6.6 Further Assurances

Each Participant will, when requested to do so by the Company, sign and deliver all documents relating to the granting or exercise of Options deemed necessary or desirable by the Company. Each Participant will provide the Company with all information (including personal information) that is necessary for the administration of this Plan, and each Participant consents to the collection, use and disclosure of information by the Company necessary for the administration of this Plan.

Stock Option Plan

6.7 Submission to Jurisdiction

Without prejudice to the ability of the Company or any Participant to enforce this Plan or any Option Agreement in any other proper jurisdiction, the Company and each Participant irrevocably and unconditionally submits and attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia to determine all issues, whether at law or in equity, arising from this Plan and each Option Agreement. To the extent permitted by Applicable Laws, the Company and each Participant:

6.7.1 irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this Plan or any Option Agreement in the courts of that Province, or that the subject matter of this Plan or any Option Agreement may not be enforced in those courts;

6.7.2 irrevocably agrees not to seek, and waives any right to, judicial review by any court that may be called on to enforce the judgment of the courts referred to in this Section 6.7, of the substantive merits of any suit, action or proceeding; and

6.7.3 to the extent the Company or any Participant has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, that Person irrevocably waives that immunity in respect of its obligations under this Plan and any Option Agreement.

Option Agreement

EXHIBIT "A"

TO STOCK OPTION PLAN

IM CANNABIS CORP.
OPTION AGREEMENT

WITHOUT PRIOR WRITTEN APPROVAL OF THE CANADIAN SECURITIES EXCHANGE, THE COMMON SHARES ISSUABLE UPON THE DUE EXERCISE OF THE STOCK OPTIONS REPRESENTED HEREIN MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE TRADED BEFORE [INSERT DATE THAT IS 4 MONTHS FROM DATE OF DISTRIBUTION].

[FOR OPTIONS TO U.S. PERSONS ADD: THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO IM CANNABIS CORP. (THE "COMPANY"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(i) OR (D) ABOVE, A LEGAL OPINION REASONABLY SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY OR THE COMPANY'S TRANSFER AGENT, AS APPLICABLE, TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.]

THIS AGREEMENT is dated as of • (Insert the Grant Date.) between IM Cannabis Corp. (the "Company") and • (Insert the name of the Participant.) (the "Participant").

CONTEXT:

A. The Company has a stock option plan with an effective date of June 23, 2021 (as it may be amended at any time in accordance with its terms, the "Plan"). A copy of the Plan in effect on the date of this agreement has been (or is concurrently being) provided to the Participant.

B. The board of directors of the Company has authorized the granting to the Participant of an option under the Plan, having the terms set out in this agreement (the "Option").

THEREFORE, the parties agree as follows:

1. The Plan. The Participant agrees to be bound by the terms of the Plan (which may be amended). The terms and conditions of the Plan are deemed to be incorporated into and to form a part of this agreement. In the event of any inconsistency between the terms of the Plan and the terms of this agreement, the terms of the Plan will prevail.

Option Agreement

2. Grant of Option. The Company grants, and the Participant accepts, the Option to purchase • common shares in the capital of the Company (the "Shares"). Each Option is exercisable for one Share.

3. Exercise Price. The exercise price under the Option is CAD$• per Share.

4. Vesting. The Option will vest and become exercisable as follows:

Number of Shares	Vesting Date
•	•
•	•

5. Exercise of Vested Option. The Option may be exercised, in whole or in part, at any time up to and including 5:00 p.m. (PST time) on •, but only to the extent that it has vested and has not expired or been terminated. To exercise the Option, in whole or in part, all conditions for exercise under the Plan must have been met, and the Participant must deliver to the Company a written notice of exercise, substantially in the form of Schedule "A" to this agreement, accompanied by payment in full of the exercise price of the Shares to be purchased. Payment of the exercise price must be made by cash, bank draft or certified cheque.

6. Effect of Termination. The expiry of the Option will be accelerated if the Participant ceases to be an Employee, Executive or Consultant (each as defined in the Plan), as set out in further detail in section 4.9 of the Plan.

Participant initials
_________	I have read, and I understand, section 6 above and section 4.9 of the Plan.

7. Withholding Taxes. The Company may take reasonable steps for the withholding of any taxes or other source deductions that it is required to remit in connection with the Option or any issuance of Shares upon the exercise of the Option, as described in more detail in the Plan.

Participant initials
_________	I have read, and I understand, section 7 above and section 4.9 of the Plan.

8. Transferability. The Participant will not, directly or indirectly, transfer or assign the Option, except as expressly permitted in the Plan.

Participant initials
_________	I have read, and I understand, section 8 above and section 4.12 of the Plan.

9. Rights of Participant. The Participant will not have any rights as a shareholder of the Company with respect to any of the Shares issuable on exercise of the Option until the Participant has exercised the Option in accordance with the terms of the Plan and has been issued the Shares. Nothing in the Plan or this agreement will confer on the Participant any right to continue in the employment or service of the Company or any Related Entity (as defined in the Plan) or affect in any way the right of the Company or any Related Entity to terminate the Participant's employment or service at any time.

Option Agreement

Participant initials
_________	I have read, and I understand, section 9 above and sections 6.1 and 6.2 of the Plan.

10.  Participant Acknowledgement, Representation and Waiver.

Participant initials	I understand that the Company is relying on my acknowledgement, representation and waiver in this section 10 in granting the Option to me under this agreement.
_________
Participant initials

Before accepting this agreement, I have had the opportunity to receive independent legal advice from my own counsel with respect to the terms of the Plan and this agreement, and I understand the risks associated with acquiring Shares pursuant to the Plan.

_________
Participant initials

I represent that the provisions of the Plan and this agreement that impose limitations and forfeiture consequences in relation to the termination for any reason whatsoever of my status as an Eligible Person have been adequately brought to my attention, and I have read and understood them.

_________
Participant initials

Accordingly, I waive irrevocably any right I may have to assert that the terms of the Plan and this agreement should not be binding on me because they were not brought to my attention, were not read by me, or were not understood by me, even if, before signing this agreement and despite my representation to the contrary, I did not in fact fully read and understand the Plan and this agreement.

_________

11. Grants to U.S. Participants.  Type of Option:  _____ ISO _____ NSO (check one).  If designated as an Incentive Stock Option ("ISO"), this Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the U.S. Internal Revenue Code (the "Code").  Nevertheless, to the extent that it exceeds the $100,000 rule of Section 422(d), this Option shall be treated as a Non-statutory Stock Option ("NSO").  Further, this Option shall cease to qualify as an ISO if it fails to satisfy the requirements of Section 5.1.4 of the Plan or is exercised after the maximum applicable periods specified in Section 5.1.4 of the Plan.  If for any reason this Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such non-qualification, such Option (or portion thereof) shall be regarded as a NSO granted under the Plan.  However, nothing herein or in Section 5.1 of the Plan shall be construed to require the Option to remain outstanding beyond the time of expiry specified above in Sections 5 and 6.  For avoidance of doubt, the accelerated expiry provisions in Section 4 of the Plan shall apply to this Option, whether it qualifies as an ISO or NSO.  If the Option is designated as an ISO, and if the Participant sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (i) the date two years after the Grant Date, or (ii) the date one year after the date of exercise, the Participant shall immediately notify the Company in writing of such disposition in order to enable the Company to satisfy informational reporting requirements to the IRS.

12. U.S. Securities Restrictions. The Participant acknowledges and agrees that the Options and any Shares that may be issued by the Company pursuant to the exercise of the Options have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States.  The Options and the Shares may not be offered or sold, directly or indirectly, in the United States or to U.S. persons except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom, and the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Options or the Shares. The Participant further acknowledges and covenants that if it is a U.S. person, or was present in the United States at the time it was granted the Options or at the time it executed and delivered this Option Agreement, the U.S. Participant Supplement annexed hereto as Schedule "B" will be deemed to be incorporated by reference into and form a part of this Option Agreement.  "U.S. person" and "United States" are as defined in Regulation S under the U.S. Securities Act.

Option Agreement

13. Enurement. This agreement enures to the benefit of and is binding upon the parties and their respective heirs, successors, assigns and representatives.

14. Governing Law. This agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in that Province.

15. Time of Essence. Time is of the essence in all respects of this agreement.

16. Counterparts. This agreement may be executed and delivered by the parties in one or more counterparts, each of which will be an original, and those counterparts will together constitute one and the same instrument.

17. Electronic Signatures. Delivery of this agreement by facsimile, e-mail or other functionally equivalent electronic means of transmission constitutes valid and effective delivery.

Each of the parties has executed and delivered this agreement as of the date noted at the beginning of this agreement.

IM Cannabis Corp. by: ________________________________________ Name: Title:	______________________________________________ • (Insert name of the Participant.)

SCHEDULE "A"

TO OPTION AGREEMENT

IM CANNABIS CORP.
STOCK OPTION PLAN
NOTICE OF EXERCISE

TO: IM Cannabis Corp. (the "Company")

DATE: _________________________

RE: Stock Option Plan (the "Plan")

I refer to the option (the "Option") granted to me under the Plan and evidenced by an option agreement dated __________________________, 20____, under which I was granted, subject to the terms of that option agreement, an option to subscribe for common shares in the capital of the Company (the "Shares").

I subscribe for __________ Shares under the Option at $___________ per Share, payment for which in the aggregate amount of $___________ accompanies this subscription.

Will you please cause those Shares to be registered as follows:

(Insert full name and address of purchaser including postal code.)

If I am a U.S. person, or was present in the United States at the time I was offered the Option or at the time I signed the option agreement, the U.S. Participant Supplement annexed to the option agreement as Schedule "B" will be deemed to be incorporated by reference into and form a part of this Notice of Exercise and I acknowledge and agree that the certificate representing the Shares will bear, in accordance with the terms of the U.S. Participant Supplement, a legend restricting transfer without registration under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and applicable state securities laws unless an exemption from such registration is available.  "U.S. person" and "United States" are as defined in Regulation S under the U.S. Securities Act.

Signed,

__________________________________________________
(Signature)

__________________________________________________
(Name)

SCHEDULE "B"

TO OPTION AGREEMENT

IM CANNABIS CORP.
STOCK OPTION PLAN
U.S. PARTICIPANT SUPPLEMENT

If the Participant is a U.S. person, or was present in the United States at the time the Eligible Person was offered the Option or at the time the Participant executed the Option Agreement (the "U.S. Optionholder"), the U.S. Optionholder acknowledges and agrees that:

1. The Option and any Shares that may be issued by the Company in respect of vested Option pursuant to the Plan have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the issuance hereby is being made pursuant to an exemption from the registration requirements of the U.S. Securities Act and similar exemptions under applicable state securities laws.  Accordingly, the Option is, and, upon issuance, the Shares will be, "restricted securities" as such term is defined in Rule 144 under the U.S. Securities Act, and, therefore may not be offered or sold by the U.S. Optionholder, directly or indirectly, without registration under the U.S. Securities Act and applicable state securities laws or in compliance with an available exemption therefrom. The U.S. Optionholder understands that the certificate(s) representing the Option and any Shares issued in respect of vested Option pursuant to the Plan will contain a legend in respect of such restrictions as set out in Section 3 below.

2. The U.S. Optionholder understands that if the U.S. Optionholder decides to offer, sell or otherwise transfer any of the Options or the Shares, the U.S. Optionholder may not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

a. the sale is to the Company;

b. the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act ("Regulation S") and in compliance with applicable local laws and regulations;

c. the sale is made in compliance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 or Rule 144A thereunder, if available, and in accordance with applicable state securities laws; provided, that, in the case of a sale made in compliance with Rule 144, the U.S. Optionholder has, prior to such sale, furnished to the Company an opinion of counsel reasonably satisfactory to the Company; or

d. the securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and the U.S. Optionholder has prior to such sale furnished to the Company an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to the Company.

3. The certificate(s) representing the Option and the Shares, if any, that are issued by the Company and all certificate(s) issued in exchange therefor or in substitution thereof, will be endorsed with the following or a similar legend until such time as it is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY [for Options, add: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO IM CANNABIS CORP. (THE "COMPANY"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) IN COMPLIANCE WITH ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(i) OR (D) ABOVE, A LEGAL OPINION REASONABLY SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY OR THE COMPANY'S TRANSFER AGENT, AS APPLICABLE, TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if the Option or such Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing an executed declaration to the registrar and transfer agent of the Company, substantially in the form attached as Exhibit I hereto (or in such other form as the Company or its transfer agent may prescribe from time to time) and, if requested by the Company or the transfer agent, an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Company and the transfer agent to the effect that such sale is being made in compliance with Rule 904 of Regulation S; provided, further, that, if any Option or such Shares are being sold otherwise than in accordance with Regulation S and other than to the Company, the legend may be removed by delivery to the Company and its registrar and transfer agent of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

4. The U.S. Optionholder did not acquire the Option and will not be acquiring any Shares that may be issued by the Company as a result of "general solicitation" or "general advertising" as those terms are used in Regulation D under the U.S. Securities Act, including without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet, or broadcast over radio or television or on the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

EXHIBIT I TO SCHEDULE "B"

TO OPTION AGREEMENT

IM CANNABIS CORP.
STOCK OPTION PLAN

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

TO: IM Cannabis Corp. (the "Company")

AND TO:  Continental Stock Transfer & Trust Company.

The undersigned acknowledges that the undersigned's sale of the ______________ of the Company represented by certificate or account number _____________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and certifies that (a) the undersigned is either not an affiliate of the Company as that term is defined in Rule 405 of the U.S. Securities Act or is an affiliate as so defined solely by virtue of holding his position as an officer or director, (b) the offer of such common shares was not made to a person in the United States and either (i) at the time the buy order was originated, the buyer was outside the United States or the undersigned and any person acting on the undersigned's behalf reasonably believed that the buyer was outside the United States or (ii) the transaction was executed in, on or through the facilities of a "designated offshore securities market" (as such term is defined in Regulation S under the U.S. Securities Act) and neither the undersigned nor any person acting on the undersigned's behalf knows that the transaction has been prearranged with a buyer in the United States, (c) neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such common shares, (d) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the common shares are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (e) the undersigned does not intend to replace the common shares sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities and (f) the sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S.

Dated:
Name of Seller (Print)

Signature of Seller

Affirmation By Seller's Broker-Dealer (required for sales in accordance with Section (b)(ii) above)

We have read the foregoing representations of our customer, _________________________ (the "Seller") dated _______________________, with regard to our sale, for such Seller's account, of the securities of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of a "designated offshore securities market", (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.  Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

__________________________
Name of Firm

By: _______________________

      Authorized officer

Date: ______________________

SCHEDULE "B"

IM CANNABIS CORP.

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of IM Cannabis Corp. (the "Company") is to provide an open avenue of communication between management, the Company's independent auditor and the Board and to assist the Board in its oversight of:

(a) the integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

(b) the Company's compliance with legal and regulatory requirements related to financial reporting; and

(c) the independence and performance of the Company's independent auditor.

The Committee shall also perform any other activities consistent with this audit committee charter (the "Charter"), the Company's articles, the rules and regulations of all exchanges on which the securities of the Company are listed for trading, National Instrument 52-110 - Audit Committees, as amended from time to time ("NI 52-110"), the Business Corporations Act (British Columbia), the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended for issuers listed on the NASDAQ Capital Market ("NASDAQ") and any other applicable laws as required or deemed necessary or appropriate by the Committee or Board (collectively, the "Applicable Laws").

The Committee's role is one of oversight of the conduct of those activities by the Company's management and external auditors, including oversight of the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. Management is responsible for preparing the Company's financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with international financial reporting standards ("IFRS"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all Applicable Laws.

The independent auditor's responsibility is to audit the Company's financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Committee is responsible for recommending to the Board the independent auditor to be nominated for the purpose of auditing the Company's financial statements, preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the independent auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the independent auditor.

The independent auditor shall report directly to the Committee.

COMMITTEE RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1. Have the funding and authority to discharge its duties and responsibilities.

2. Monitor the adequacy of this Charter on an annual basis and recommend any proposed changes to the Board.

3. Review the appointments of the Company's Chief Financial Officer and any other key financial executives involved in the financial reporting process.

4. Review with management and the independent auditor the adequacy and effectiveness of the Company's accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

5. Review with management and the independent auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

6. Where appropriate and prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

7. Review the Company's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

8. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the independent auditor's judgment about the quality and appropriateness of the Company's accounting policies. This review may include discussions with the independent auditor without the presence of management.

9. Review with management and the independent auditor significant related party transactions and potential conflicts of interest.

10. Pre-approve all non-audit services to be provided to the Company by the independent auditor.

11. Ensure receipt from the independent auditors of a formal written statement delineating all relationships between the auditor and the Company, and monitor the independence of the independent auditor by reviewing all relationships between the independent auditor and the Company and all non-audit work performed for the Company by the independent auditor and to engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

12. Establish and review the Company's procedures for the:

  receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
  confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

13. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities.

14. Perform such other functions and exercise such other powers as are prescribed or required by the articles of the Company or pursuant to Applicable Laws as set out for the audit committee of a reporting issuer under NI 52-110, section 224 of the Business Corporations Act (British Columbia) and the Exchange Act.

DIRECTORS MAY REQUEST MEETING

Any Director of the Company may request the chair of the Committee (the "Chair") to call a meeting of the Committee and may attend at such meeting or inform the Committee of a specific matter of concern to such Director, and may participate in such meeting to the extent permitted by the Chair.

The times of and places where the meetings of the Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee.

COMMITTEE STRUCTURE AND AUTHORITY

(a) Composition

The Committee shall consist of at least three directors as determined by the Board, all of whom shall qualify as independent directors pursuant to (i) NI 52-110; (ii) Rule 5605 of the NASDAQ Stock Market Rules; (iii) Rule10A-3(b)(1) under the Exchange Act; and (iv) any additional requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Company are listed for trading.

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have "accounting or related financial management expertise". In particular, at least one member shall have: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

(i) an understanding of generally accepted accounting principles and financial statements;

(ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;

(iii) expertise preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv) an understanding of internal controls and procedures for financial reporting; and

(v) an understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company, or be an "affiliated person" (as such term is defined in the Exchange Act and the rules adopted by the U.S. Securities and Exchange Commission thereunder) of the Company or any subsidiary of the Company. For greater certainty, directors' fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company that are not contingent on continued service should be the only compensation an audit committee member may receive from the Company.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

(b) Appointment of Replacement Committee Members

Each member of the Committee shall serve at the pleasure of the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Company.

The Board may fill vacancies on the Committee by appointment from amongst its number. The Board shall fill any vacancy if the membership of the Committee is less than three directors. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all their power so long as a quorum remains in office.

Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of the Committee shall hold office until the next annual meeting of the shareholders of the Company after his or her election or until his or her successor shall be duly qualified and appointed.

(c) Quorum

A majority of the Committee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other shall constitute a quorum.

(d) Review of Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate, and recommend changes to the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives.

(e) Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

(f) Reporting to the Board

The Committee will report through the Chair to the Board on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

(g) Chair

The Chair shall be appointed by the Board from among the members of the Committee, and if not appointed by the Board, then shall be appointed by the members of the Committee.

(h) Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

(i) Calling of Meetings

Any Director, the Chairman of the Board, the Corporate Secretary of the Company or the independent auditor of the Company may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

(j) Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the independent auditors of the Company. A member of the Committee and the independent auditors may in any manner waive notice of a Committee meeting. Attendance of a member of the Committee at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(k) Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Company, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board, generally not later than the next scheduled meeting of the Board that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Company.

(l) Attendance of Others at Meetings

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee. The Committee may request any officer or employee of the Company, the Company's legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with the independent auditor.

(m) Outside Experts and Advisors

The Committee may retain, and set and pay the compensation to, any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Company's expense, as it determines necessary to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

CURRENCY OF THIS CHARTER

This Charter was last approved by the Board on November 26, 2020.